Exhibit 99.1

KIMBER RESOURCES INC.

ANNUAL INFORMATION FORM

For year ended June 30, 2013

Dated: September 25, 2013

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TABLE OF CONTENTS

Glossary of Non-Geological Terms	4
Geological and Technical Terms	6
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES	9
CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS	11
CORPORATE STRUCTURE	12
Name, Address and Incorporation	12
Subsidiaries	12
KIMBER’S BUSINESS	13
Three Year History	13
Kimber’s Properties	15
The Monterde Property	16
Exploration and Development – Monterde Property	32
Mineral Resource Estimates	36
Non-Reserves	36
Mineral Processing and Metallurgical Testing	42
Preliminary Economic Assessment	46
Non-Reserves	46
Other Properties	49
Pericones Property	49
Setago Property	50
Technical Disclosure	50
Risk Factors	51
DIVIDENDS	61
DESCRIPTION OF CAPITAL STRUCTURE	61
MARKET FOR SECURITIES	61
DIRECTORS AND OFFICERS	62
Directors and Officers	62
Corporate Cease Trade Orders or Bankruptcies	63
Personal Bankruptcies	64
Penalties or Sanctions	64
Conflicts of Interest	64
LEGAL PROCEEDINGS AND REGULATORY ACTIONS	65
INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	65
TRANSFER AGENTS AND REGISTRARS	65
MATERIAL CONTRACTS	65
INTERESTS OF EXPERTS	65

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ADDITIONAL INFORMATION	65
APPENDIX 1 AUDIT COMMITTEE CHARTER	67

GLOSSARY OF TERMS

Certain terms and abbreviations used in this Annual Information Form are defined below:

Glossary of Non-Geological Terms

“ALS” means ALS Laboratory Group, a division of Campbell Brothers Limited, an Australian based public company;

“BCBCA” means the Business Corporations Act (British Columbia), as amended;

“Carmen deposit” or “Carmen” is the name given to a volume of gold and silver-bearing rock in and around the former Monterde mine. Until drilling is complete, the boundaries of this mineralization will remain undefined (See Figure 2, Figure 3 and Figure 5);

“Carotare deposit” or “Carotare” is the name given to a volume of gold and silver-bearing rock located 2 kilometres west of the Carmen deposit. Until drilling is complete, the boundaries of this mineralization will remain undefined (See Figure 3 and Figure 5);

“Common Shares” or “Shares” means the common shares without par value in the capital of Kimber Resources Inc.;

“Ejido” (aa-hee-do) is a Mexican legal entity which owns a specific area of land and holds it collectively for its members. Ejidos were formed by way of a resolution from the Federal Government of Mexico under the Agrarian Act for the administration and development of collective property rights over agricultural land owned by the Federal Government of Mexico. Ejidos are administered and controlled by an Ejido council. The consent of the general assembly of Ejido members is a requirement for access to such lands for mineral exploration and development. Since 1990, Mexican law has permitted the "partition and privatization" of Ejido land from the Federal Government of Mexico to the Ejidos and from the Ejidos to individual members;

“El Coronel Concessions” means the mineral concessions located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “El Coronel Concessions” in Table 1 of this Annual Information Form;

“Golden Treasure” means Golden Treasure Explorations Ltd.;

“Gold equivalent ounce”

For the PEA: Gold equivalent ounces are based on prices of US$1,050/oz gold and US$18/oz silver for recovered ounces, giving a ratio of 58.3 to convert recoverable silver ounces to gold equivalent ounces.

For the 2012 Updated Mineral Resource for Carmen: Gold equivalent ounces are based on prices of US$1,420/oz gold and US$27/oz silver for recovered ounces, giving a ratio of 52.59 to convert recoverable silver ounces to gold equivalent ounces.

For the Veta Minitas and Carotare deposits: Gold equivalent ounces are based on prices of US$750/oz gold and US$12/oz silver for recovered ounces, giving a ratio of 62.5 to convert recoverable silver ounces to gold equivalent ounces.

“Group 1 Concessions” means the mineral concessions forming part of the Monterde Property, located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Group 1 Concessions” in Table 1 of this Annual Information Form;

“Group 2 Concessions” means the mineral concessions forming part of the Monterde Property, located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Group 2 Concessions” in Table 1 of this Annual Information Form;

“Group 3 Concessions” means the mineral concession forming part of the Monterde Property, located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Group 3 Concessions” in Table 1 of this Annual Information Form;

“Group 4 Concessions” means the mineral concession forming part of the Monterde Property, located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Group 4 Concessions” in Table 1 of this Annual Information Form;

“IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”);

“IRR” means Internal Rate of Return, which on a project is the accumulative effective compounded rate of return that makes the NPV of all cash flows equal to zero;

“Kimber” or the “Company” means, as the context requires, Kimber Resources Inc. and its wholly owned subsidiaries Minera Monterde, S. de R.L. de C.V, Kimber Resources de Mexico, S.A de C.V and Minera Pericones, S.A. de C.V. collectively;

“Kimber Resources de Mexico” means Kimber Resources de Mexico, S.A. de C.V., a wholly owned subsidiary of Kimber Resources Inc.;

“Minera Monterde” means Minera Monterde, S. de R.L. de C.V., a wholly owned subsidiary of Kimber Resources Inc. and the holder of the Monterde Property and the Setago Property;

“Minera Pericones” means Minera Pericones, S.A. de C.V., a wholly owned subsidiary of Kimber Resources Inc. and the holder of the Pericones Property;

“Monterde Property” means the Monterde Concessions, the El Coronel Concessions, the Staked Concessions and the San Francisco Concession all located in the Monterde Mining District, State of Chihuahua, Mexico and listed in Table 1 of this Annual Information Form;

“Monterde Concessions” means the mineral concessions located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Monterde Concessions” in Table 1 of this Annual Information Form;

“NPV” means Net Present Value, a value calculated for a project, based on its assumed future cash receipts and disbursements, discounted by an estimated risk free return;

“NYSE MKT” means the NYSE MKT stock exchange;

“Pericones Property” or “Pericones” means a staked mineral concession located approximately 180 kilometres southwest of Mexico City in the Municipality of Tejupilco in Estado de Mexico;

“San Francisco Concession” means the mineral concession located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “San Francisco Concession” in Table 1 of this Annual Information Form;

“SEC” means the United States Securities and Exchange Commission;

“Setago Property” or “Setago” means a staked mineral concession located in the Monterde Mining District, State of Chihuahua, Mexico, approximately 24 kilometres to the west of the Monterde Property;

“Staked Concessions” means the mineral concessions forming part of the Monterde Property located in the Monterde Mining District, State of Chihuahua, Mexico, listed under the heading “Staked Concessions” in Table 1 of this Annual Information Form;

“TSX” means the Toronto Stock Exchange;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Veta Minitas deposit” or “Veta Minitas” is the name given to a volume of gold and silver-bearing rock located 250 metres southwest of the Carmen deposit. Until drilling is complete, the boundaries of the mineralization will remain undefined (See Figure 3 and Figure 5);

“Warrant” means a warrant of Kimber Resources Inc. entitling the holder to purchase one Common Share of Kimber Resources Inc. at the price and until the date stated in the said warrant;

“2002 Plan” means the Kimber Resources Inc. 2002 Stock Option Plan;

“2007 Plan” means the Kimber Resources Inc. 2007 Stock Option Plan;

Geological and Technical Terms

“alteration” is a change in the chemical and mineralogical composition of a rock caused by hydrothermal fluids;

“andesite” is a fine-grained volcanic rock, typically grey to dark grey, containing plagioclase, hornblende, biotite, or pyroxene phenocrysts;

“argillic alteration” is an alteration type characterized by the development of clay minerals at the expense of the original constituents of the rock;

“breccia” is a rock that has been broken by natural forces such as fault movements or volcanic explosions into very irregular fragments of varying sizes with the spaces between the larger fragments filled by smaller fragments of the same material;

“caldera” is a large basin-shaped volcanic depression, more or less circular in shape;

“CIM” is the Canadian Institute of Mining, Metallurgy and Petroleum;

“CIM Standards” means the standards and best practices for mineral projects under the guidelines set out in “Mineral Resources/Reserves and Valuation Standards”, Special Volume 56 published by The Canadian Institute of Mining, Metallurgy and Petroleum;

“comagmatic” is a term describing igneous rocks regarded as having been derived from common parent magma;

“dikes” are tabular bodies of igneous rock that cut structurally across adjacent rock;

“dip” is the maximum angle that a structural surface, such as layering in a rock or a fault, makes with the horizontal, measured perpendicular to the strike and in the vertical plane;

“epithermal” refers to a hydrothermal mineral deposit formed within about 1 kilometre of the Earth’s surface and in the temperature range of 50o to 200o C;

“fault” is a fracture or fracture zone along which there has been displacement of the sides relative to one another;

“feldspars” are a group of aluminum-silica minerals with calcium, sodium or potassium. They are major rock-forming minerals in igneous rocks;

“g/t” means grams per tonne;

“grade” is the relative quantity or the percentage of a commodity content in a Mineral Resource, expressed as grams per tonne or ounces per ton for precious minerals, such as gold, or as a weight percentage for most other metals;

“hematite” or “hematitic” refers to a common iron mineral consisting of iron and oxygen;

“hydrothermal” pertains to hot water or the action of heated water, often considered heated by magma or in association with magma;

“igneous rocks” are rocks that have formed from lava;

“Indicated Mineral Resource” is, in accordance with the CIM Standards, that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed;

“Inferred Mineral Resource” is, in accordance with the CIM Standards, that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes;

“intrusive” is an igneous rock that has solidified below the Earth's surface;

“leaching” means the separation, selective removal or dissolving-out of soluble constituents from a rock or ore body by the natural actions of percolating water or applied solutions;

“lithologies” are groupings of rocks displaying similar physical characteristics including colour, mineral composition and grain size;

“magma” is molten rock located below the Earth's surface. When a volcano erupts or a deep crack occurs in the Earth, the magma rises and overflows. When it flows out of the volcano or crack, usually mixed with steam and gas, it is called lava;

“Measured Mineral Resource” is, in accordance with the CIM Standards, that part of Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity;

“Mineral Reserve” means, in accordance with the CIM Standards, that portion of a Measured Mineral Resource or an Indicated Mineral Resource that is economically mineable as demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

“Mineral Resource” is, in accordance with the CIM Standards, a concentration or occurrence of diamonds, natural solid inorganic material or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource”, “Inferred Mineral Resource” used in this Annual Information Form are Canadian mining terms as defined in accordance with NI 43-101 under the guidelines set out in the CIM Standards;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects, rules developed by the Canadian Securities Administrators (an umbrella group of Canada’s provincial and territorial securities regulators) that govern public disclosure by mining and mineral exploration issuers. The rules establish certain standards for all public disclosure of scientific and technical information concerning mineral projects;

“Ocupación Temporal” means an agreement analogous to a surface easement in that the area agreed upon with the surface rights holder is registered with the government and as such, the surface owner must allow the mining concession owner access and use;

“ore” is a naturally occurring material from which a mineral or minerals of economic value can be extracted at a profit under economic conditions that are specified and are generally accepted as reasonable, also, the mineral or minerals thus extracted;

“phenocrysts” are the larger crystals embedded in a finer-grained groundmass of surrounding igneous rock;

“Preliminary Economic Assessment” or “PEA” means a study that includes an economic analysis of the potential viability of Mineral Resources taken at an early stage of the project prior to the completion of a preliminary feasibility study;

“Preliminary Feasibility Study” means a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and which, if an effective method of mineral processing has been determined, includes a financial analysis based on reasonable assumptions of technical, engineering, operating, economic factors and the evaluation of other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may demonstrate that economic extraction can be justified;

“Probable Mineral Reserve” means, in accordance with the CIM Standards, the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified;

“Proven Mineral Reserve” means, in accordance with the CIM Standards, the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified;

“propylitic” is a hydrothermal chemical alteration of a rock, caused by iron and magnesium bearing hydrothermal fluids, altering biotite or amphibole within the rock groundmass. It typically results in epidote–chlorite–albite alteration and veining or fracture filling with the mineral assemblage along with pyrite:

“pyrophyllitic” rock containing pyrophillite, a relatively rare clay mineral formed during metamorphism;

“Qualified Person” is a term defined in NI 43-101 and means an individual who (a) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining; (b) has at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice; (c) has experience relevant to the subject matter of the mineral project and the technical report; (d) is in good standing with a professional association; and (e) in the case of a professional association in a foreign jurisdiction, has a membership designation that (i) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and (ii) requires A. a favourable confidential peer evaluation of the individual’s character, professional judgement, experience, and ethical fitness; or B. a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining;

“RC” means a reverse circulation drill, a type of percussion drill used in mineral exploration, where a continuous flow of high pressure air is pumped to the bottom of the drill hole via the annulus of the double walled drill pipe, through the bit and back out of the drill hole via the center of the pipe, carrying the drill cuttings to surface free of contamination from the formations drilled;

“shear” is a fracture or fracture zone along which there has been differential movement of the sides relative to one another, typically leading to crushing, brecciation, and subsidiary fractures;

“tuff” is a general term for all volcanic rocks explosively or aerially ejected from a volcanic vent;

“UTM coordinates” means Universal Transverse Mercator coordinates, measured in metres from some fixed datum; and

“welded” is a term that refers to a tuff that has been indurated by the welding together of the glass shards that constitute the tuff.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

As used in this Annual Information Form, the terms “Mineral Reserve,” “Proven Mineral Reserve” and “Probable Mineral Reserve” are Canadian mining terms defined in accordance with NI 43-101 and the CIM Standards. These definitions differ from the definitions in SEC Industry Guide 7 under the U.S. Securities Act. Under SEC Industry Guide 7, a reserve is defined as that part of a mineral deposit which could be economically and legally extracted or produced at the time the reserve determination is made. Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “Mineral Resource,” “Measured Mineral Resource,” “Indicated Mineral Resource” and “Inferred Mineral Resource” are defined in and required to be used by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that all, or any part of a mineral deposits in these categories will ever be converted into reserves. “Indicated Mineral Resource” and “Inferred Mineral Resource” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all, or any part, of an Indicated Mineral Resource or an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or preliminary feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an Inferred Mineral Resource exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this Annual Information Form contain descriptions of our mineral deposits that may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under United States federal securities laws and the rules and regulations promulgated thereunder.

Further, the term “mineralized material” as used in this Annual Information Form, although permissible under SEC Industry Guide 7, does not indicate “reserves” by SEC standards. We cannot be certain that any part of the mineralized material will ever be confirmed or converted into SEC Industry Guide 7 compliant "reserves". Investors are cautioned not to assume that all or any part of the mineralized material will ever be confirmed or converted into reserves or that mineralized material can be economically or legally extracted.

Conversion Table

Metric		Imperial
1.0 millimetre (mm)	=	0.039 inches (in)
1.0 metre (m)	=	3.28 feet (ft)
1.0 kilometre (km)	=	0.621 miles (mi)
1.0 hectare (ha)	=	2.471 acres (ac)
1.0 gram (g)	=	0.032 troy ounces (oz)
1.0 metric tonne (t)	=	1.102 short tons (ton)
1.0 g/t	=	0.029 oz/ton

Unless otherwise indicated, all dollar ($) amounts referred to herein are in Canadian dollars.

CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS

This Annual Information Form contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements concern our anticipated results and developments in our operations in future periods, planned exploration and development of our properties, plans related to our business and other matters that may occur in the future. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management. Statements concerning Mineral Reserve and Mineral Resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if a property is developed, and in the case of Mineral Reserve, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or the negative and grammatical variations of any of these terms and similar expressions) be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the sections entitled “Kimber’s Business – Risk Factors”. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our forward-looking statements. Our forward-looking statements are based on beliefs, expectations and opinions of our management on the date the statements are made and we do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions change, except as required by law. For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

CORPORATE STRUCTURE

Name, Address and Incorporation

Kimber Resources Inc., a Canadian junior exploration company, was incorporated on March 31, 1995 by registration of its Memorandum and Articles under the Company Act (British Columbia) (replaced by the BCBCA, the Company’s present governing legislation on March 29, 2004), which were amended effective on April 23, 1998, May 19, 1999, May 21, 2002, June 3, 2004 and December 21, 2007.

We became a reporting issuer under the applicable securities legislation of the provinces of British Columbia and Alberta on June 5, 2002 and our Common Shares were listed on the TSX Venture Exchange and commenced trading on July 16, 2002. We voluntarily delisted our Shares from the TSX Venture Exchange at the end of trading on June 17, 2004 and our Shares were listed and commenced trading on the TSX on June 18, 2004. We are also a reporting issuer in the Province of Ontario. On July 21, 2005 we filed an amended Form 20-F Registration Statement with the SEC and subsequently applied for and were listed on the American Stock Exchange (now the NYSE MKT). Trading of our Shares on the American Stock Exchange commenced on December 22, 2005. We voluntarily delisted our Shares from the New York Stock Exchange MKT at the end of trading on August 1, 2013.

Our head office and registered and records office are located at Suite 220 - 800 West Pender Street, Vancouver, British Columbia, Canada V6C 2V6. Telephone: (604) 669-2251.

Subsidiaries

We have the following three wholly owned subsidiaries:

Name	Jurisdiction of Incorporation
Minera Monterde, S. de R.L. de C.V.	Mexico
Kimber Resources de Mexico, S.A. de C.V.	Mexico
Minera Pericones, S.A. de C.V.	Mexico

We beneficially own all of the corporate participation units in the capital stock of Minera Monterde, S. de R.L. de C.V. The registered partners of Minera Monterde are: Kimber Resources Inc. as to one (01) Partnership Contribution for $2,990 Mexican pesos, and Gordon Cummings as to one (01) Partnership Contribution for $10 Mexican pesos, which interest is held in trust for the benefit of Kimber Resources Inc.

Minera Monterde is a Mexican mining enterprise that was formed under the laws of Mexico on January 21, 2000 as a limited liability partnership with variable capital stock. The fiscal and head office of Minera Monterde is located at Calle la Salle # 3230, Fracc. Lomas la Salle, Chihuahua, Chihuahua State CP 31214, Mexico.

Kimber Resources de Mexico is a Mexican subsidiary that was formed under the laws of Mexico on March 16, 2005 as a limited liability mercantile corporation for the purposes of hiring employees, contractors and equipment and supplying them to Minera Monterde and Minera Pericones. Currently, we hold 49,999 shares of Kimber Resources de Mexico and Gordon Cummings holds one (1) share on our behalf. The fiscal and head office of Kimber Resources de Mexico is located at Calle la Salle # 3230, Fracc. Lomas la Salle, Chihuahua, Chihuahua State, CP 31214, Mexico. Its corporate office is located at Blvd. Marina Mazatlán No. 2302, Oficina 36 Marina Mazatlán, Mazatlán, Sinaloa, México, CP 82103.

Minera Pericones is also a Mexican subsidiary that was formed under the laws of Mexico on December 16, 2005 as a limited liability mercantile corporation for the purposes of owning the Pericones Property. Currently, we hold 49,999 shares of Minera Pericones and Gordon Cummings holds one (1) share on our behalf. The fiscal and head office of Minera Pericones is located at Calle la Salle # 3230, Fracc. Lomas la Salle, Chihuahua, Chihuahua State, CP 31214, Mexico. Its corporate office is located at Blvd. Marina Mazatlán No. 2302, Oficina 36 Marina Mazatlán, Mazatlán, Sinaloa, México, CP 82103.

KIMBER’S BUSINESS

Three Year History

We are a British Columbia, Canada, based junior mineral resource company engaged in the acquisition, exploration and development of mineral resource properties. Where management determines that it is in our best interest, joint venture partners may be sought to further explore and/or develop certain properties. We are in the process of exploring our Monterde Property located in Mexico and have yet to determine whether any of our other properties contain Mineral Reserves that are economically recoverable.

On December 23, 2010, Kimber announced that it had closed an offering of 9,085,000 units that were issued at a price of $1.40 per unit for gross proceeds of $12,719,000. Each unit consisted of one common share of Kimber and one-half of one common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of Kimber for a period of two years following the closing at a price of $1.80. In addition, 544,050 underwriter warrants were issued. Each underwriter warrant entitles the holder to purchase one common share of Kimber for a period of two years following the closing at a price of $1.40.

On July 26, 2011, Kimber announced that it had closed a bought deal private placement of 5,060,000 common shares that were issued at a price of $1.60 per share for gross proceeds of $8,096,000. The underwriters were paid a cash commission of 6.5% of the gross proceeds.

On July 18, 2012 Kimber announced that it had entered into a $5 million bridge loan credit facility with Sprott Resource Lending Partnership (“SRLP”). The facility is at an interest rate of 12 percent per annum, payable monthly. The facility was made available through a $3 million drawdown on the closing date and a $2 million drawdown which could be made within 120 days thereafter. The term of the facility was one year, which may be extended for an additional six months, subject to the facility being on good standing, and on payment of an extension fee in the amount of 3% of the amount drawn down. In consideration of the drawdown Kimber was obligated to make a share bonus payment of $180,000 being 6% of the advance. On September 10, 2012 285,689 shares were issued to SRLP and its nominees in respect of the share bonus payment.

On January 31, 2013 Kimber announced that it had finalized the drawdown of the $2 million (“Second Advance”) from the $5 million bridge loan credit facility. As per the terms of the Second Advance Kimber paid a share bonus in the amount of $120,000 to SRLP being equivalent to 6% of the Second Advance Amount, payable in 227,250 common shares of Kimber, priced at a 10% discount to the 10-day volume weighted average of Kimber’s common shares for the 10-day period commencing one day after the issuance of the press release regarding the updated mineral resource estimate for Kimber’s Carmen Deposit at Monterde.

On June 18, 2013 Kimber announced that it had exercised a six month extension on the $5 million bridge loan credit facility with SRLP. Terms surrounding the extension of the loan include the issuance to SRLP of common shares of the Company having a value of $150,000 by the 5-day volume weighted average price of the Company’s shares on the TSX for five trading days preceding June 28, 2013 which totaled an issuance of 1,525,000 common shares as of June 28, 2013.

During the last three financial years ended June 30, 2013 we carried out a program of reverse circulation drilling, diamond core drilling, trenching and sampling on the Monterde Property. This work included completion of 89 backhoe trenches for 1,384 metres of sampling, 56 reverse circulation drill holes totalling 7,635 metres and 48,145 metres in108 diamond drill holes. In addition to exploration to confirm the resources in the Carmen and Minitas deposits, the company conducted engineering and metallurgical studies in support of a pre-feasibility assessment report. The Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico by Micon International Ltd. was completed on September 1, 2010 and Updated on July 22 of 2011. Following completion of the exploration drilling program in 2012, an updated mineral resources estimate was completed for the Carmen deposit on October 23, 2012.

We have not completed any significant acquisitions during the financial year ended June 30, 2013, nor are any significant acquisitions presently contemplated.

On April 18, 2013 Kimber announced the appointment of James J. Puplava, Board member since 2004 and Kimber's largest individual shareholder, to the position of Chairman of the Board. Mr. Puplava replaced Kimber's Chairman Peter Nixon, who left the Board with directors Donald Young, Frederick Graybeal and Tim Haldane. Keith Barron, a successful geologist and mining entrepreneur, rejoined Kimber's Board of Directors at that time.

On June 25, 2013 Kimber announced that it had received a letter (the “Notice”) from the staff of the NYSE MKT LLC (the “Exchange”) notifying the Company that it was not in compliance with the continued listing requirements set forth in Part 10 of the NYSE MKT Company Guide (the “Company Guide”). Kimber decided to submit written notice to the Exchange of its intention to voluntarily delist its common shares from the Exchange and filed a Form 25 with the Securities Exchange Commission to complete the voluntary delisting of its common shares from the Exchange, which became effective August1, 2013.

On July 22, 2013 Kimber announced that it had filed a Form 25 with the United States Securities and Exchange Commission to effect the voluntary delisting of the shares of Kimber’s common stock on the NYSE MKT LLC. August 1, 2013 was the final day of trading for Kimber’s shares on the NYSE MKT.

Invecture Group Take Over Offer for Kimber

On September 25, 2013 Invecture Group, S. A. de C. V. (“Invecture Group”) and Kimber Resources Inc. (“Kimber”) entered into a support agreement (the “Support Agreement”), pursuant to which Invecture Group has agreed, subject to the terms and conditions of the Support Agreement, to make an offer to acquire all of the outstanding common shares of Kimber for C$0.15 in cash per share by way of a take-over bid (the “Offer”).

The Support Agreement further provides that Invecture Group will purchase 20,000,000 common shares of Kimber at a price of C$0.10 per share for gross proceeds of C$2,000,000 (the “Placement”). The proceeds of the Placement will be used for working capital and general corporate purposes. The Placement is subject to a number of standard conditions including the approval of the TSX, and is to close as soon as practicable after these conditions have been met and in any event no later than October 2, 2013. The common shares to be issued to Invecture Group pursuant to the Placement will be subject to a four month hold period from the date of their issuance.

Pursuant to the Support Agreement, Kimber may not solicit other acquisition proposals, but it is entitled to consider unsolicited acquisition proposals made by third parties and accept superior proposals in accordance with the terms of the Support Agreement. Invecture Group has the right to match any acquisition proposal received by Kimber that constitutes a superior proposal. The Support Agreement provides for the payment by Kimber to Invecture Group of a termination fee of C$500,000 in certain circumstances, including in the event that Kimber gives notice to terminate the Support Agreement in order to enter into a superior proposal.

The Offer will be subject to certain customary conditions, including there being deposited under the Offer and not withdrawn at the expiry time of the Offer such number of Kimber common shares that represents at least 66⅔% of the outstanding Kimber common shares then outstanding, excluding shares acquired by Invecture Group in the Placement, and there shall not have occurred any change, condition, event or development which has had, or which could reasonably be expected to have, a material adverse effect in respect of Kimber. Invecture Group may waive the conditions of the Offer in certain circumstances. The Offer is not subject to any financing condition.

Kimber’s Properties

This section uses the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize such terms. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.

U.S. investors are cautioned not to assume that all or any part of a mineral deposits in the “Measured,” “Indicated,” and “Inferred Mineral Resource” categories will ever be converted into Mineral Reserves. SEE “CAUTIONARY NOTE TO U.S. INVESTORS REGARDING MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES” ABOVE.

Mining and Environmental Regulations in Mexico

Under the Mexican Constitution and the mining and environmental laws of Mexico, all mining projects are subject to Federal legal control; State and Municipal governments have small participation in the permitting process. This control is exercised from the exploration phase through the closure phase of a mining project. Prior to the initiation of exploration activities, concession owners are required to file a notice of commencement of exploration activities in conformity with Mexican Official Norm 120 (NOM-120); prior to initiation of construction activities (and also in some more intrusive exploration activities), mining projects are required to apply for and obtain an environmental impact authorization and a land use permit from the Mexican Federal environmental agency SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales). This requires the presentation of an environmental impact manifest and a technical study which deals with the impacts, the environmental mitigation, and habitat compensation to the satisfaction of the authorities having environmental jurisdiction. A written consent from the municipal government where the property is located is required for the approval of or an extension to a blasting permit and for the use of municipal land. A permit for civil construction for building mine infrastructure must also be issued by the municipal government.

Mineral Rights

In Mexico, companies incorporated pursuant to Mexican law and Mexican nationals may acquire mining concessions, which are valid for a renewable term of fifty years. Each mining concession must be legally surveyed and is subject to a semi-annual tax for the mining rights and as well, a certain amount of work must be done annually; proof of which must be filed each year with the proper authorities. Failure to perform the required work and file the receipts, can lead to the concession being cancelled. The amount of the tax on mining rights and work required increases with each passing year.

Prior to the expiration of the fifty year term, an application for a renewal of the mining concession title must be filed to extend the title for a renewable term of 50 years, subject to certain conditions. Again, there is a semi-annual tax for the mining rights as well as a requirement that a certain amount of assessment work be done on the concession.

In order to take advantage of the fact that in any given year, work might only be done in one area of a mining property the Mexican government allows claims or concessions to be grouped, and work done on one of the claims to be applied to the entire group. However, in the event of grouping, each claim or concession in the group is deemed to be the same age as the oldest claim or concession in the group for the purpose of determining mining rights taxes.

Surface Rights

The land area encompassing the Monterde Property is subject to Ejido-controlled surface rights. Surface rights to the land required for mine development of the Group 1, Group 2, Group 3 and Group 4 concessions belong to the Ejido Monterde.

The Ejido system is a system where rural communities collectively own the surface rights to agricultural lands, which have been acquired from the federal government for the purposes of agricultural development and/or cattle ranching. Based on the Agrarian Law of 1992, an Ejido has the right to lease the property under its control and in some cases, can sell the land.

Residents of the community may belong to the Ejido, however only one delegate per household can belong to the Asamblea de Ejidatarios, the governing body of the Ejido.

Competition

The mineral property exploration and development business, in general, is intensively competitive and there is not any assurance that even if commercial quantities of ore are discovered, a ready market will exist for sale of same. Numerous factors beyond our control may affect the marketability of any substances discovered. These factors include market fluctuations; the proximity and capacity of natural resource markets and processing equipment; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of mineral and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may make it difficult for us to receive an adequate return on investment.

We compete with many companies possessing greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Seasonality

The climate in the Monterde area is marked by dry, cold winters and a distinct rainy season. The rainy season typically begins in May or June and continues until late September to October. In most years roads remain passable and exploration can be done throughout the rainy season. The amount of rainfall received and the frequency of storms are dependent on the severity of the hurricane season in the eastern Pacific Ocean. The storms and thunderstorms that mark the rainy season are usually remnants of Pacific hurricanes that have moved inland, east into the Sierra Madre Occidental.

Seasonal changes do not have a material impact on our exploration expenditures

The Monterde Property

The Monterde Property consists of the Monterde Concessions, the El Coronel Concessions, the Staked Concessions and the San Francisco concession, a total of 35 mineral concessions, all as described in the following Table 1. See Figure 1 for reference to the Monterde Property location in Mexico and Figure 2 and Figure 3 for the location of individual concessions.

Our primary objective is the development of the Carmen, Veta Minitas and Carotare deposits and the exploration of the rest of the Monterde Property located in the Monterde Mining District in the western part of the state of Chihuahua, Mexico. The Carmen, Veta Minitas and Carotare deposits are located in the Group 1 concession group seen below in Table 1 and Figure 2.

Our principal targets on the Monterde Property are mineral deposits extractable by open-pit and underground mining methods, where gold and silver are amenable to extraction by heap leaching and/or conventional milling.

Table 1

THE MONTERDE PROPERTY

Monterde Concessions

Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)

Group 1 Concessions
Monte Verde	209794	26.0000	08/08/2049
Los Hilos	209793	6.0000	08/08/2049
El Carmen	210811	11.0000	11/29/2049
El Carmen II	209795	22.0000	08/08/2049

Group 2 Concessions
Anexas de Guazapares	212541	20.0000	10/30/2050
Anexas de Guazapares	212552	19.0000	10/30/2050
Anexas de Guazapares	212542	9.7535	10/30/2050

Group 3 Concessions
Anexas de Guazapares	236451	90.0000	07/01/2060

Group 4 Concessions
Ampliacion Guadalupe	226011	59.0799	11/14/2055

Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)

El Coronel Concessions

La Bonanza	192039	98.2751	12/18/2041
Montaña de Oro	205334	183.0045	08/07/2047
La Verde	217341	195.0000	07/01/2052
La Flor de Oro	217342	148.1485	07/01/2052
San Cristobal	217344	196.1159	07/01/2052
El Carmen [1]	217345	10.8835	07/01/2052
Merlin	217346	3.9176	07/01/2052
La Morena	217348	53.5533	07/01/2052
La Malinche	217347	248.1107	07/01/2052
Bola de Oro	216991	100.6203	06/04/2052
Venadito II	217349	167.8195	07/01/2052

Staked Concessions

Stratus	219869	45.1100	04/24/2053
Dakota	219107	74.2600	02/06/2053
Rubia	223447	780.4720	01/10/2055
Rubia Fraccion 1	223448	23.4900	01/10/2055
Rubia Fraccion 2	223449	0.4950	01/10/2055
Los Abuelos Frac. Oeste	218532	0.9416	11/21/2052
Los Abuelos Frac. Este	218533	0.1974	11/21/2052
Rubia 2	226555	11,360.3100	01/26/2056
Rubia 2 Fraccion 2	226556	1.0214	01/26/2056
Rubia 3	226371	15,258.0241	01/12/2056
Rubia 4	226372	1.7752	01/12/2056
Rubia 5 Fraccion 1	226538	12.8394	01/25/2056
Rubia 5 Fraccion 2	226539	4.0546	01/25/2056
Rubia 5 Fraccion 3	226540	35.2419	01/25/2056

San Francisco Concession
San Francisco	216013	30.0000	04/01/2052

	Total Area:	29,296.4096	hectares

1 This concession is a different concession from the El Carmen concession referred to in the Group 1 Concessions.

In late 1999, we pursued the acquisition of options on the Monterde Concessions with the assistance of Thorne International Ltd. (“Thorne”), a Virginia, U.S.A. corporation, and Minera Ayutla, S.A. de C.V. (“Ayutla”), a Mexican corporation. Thorne and Ayutla have the right to acquire certain of the Monterde Concessions that we may decide to abandon in the future.

By agreement dated June 20, 2003 Minera Monterde acquired registered title to the Group 1 Concessions, subject to making semi-annual payments until August 14, 2005. We made the final payment for this group of concessions on August 14, 2005. The total amount paid for the acquisition of the Group 1 Concessions was US$721,000.

By agreement dated June 20, 2003, Minera Monterde acquired registered title to the Group 2 Concessions, subject to making semi-annual payments until August 14, 2005. We made the final payment for this group of concessions on August 14, 2005. The total amount paid for the acquisition of the Group 2 Concessions was US$190,700.

Minera Monterde acquired title to a 100% interest in the Group 3 Concessions by making the final payment for this group of concessions on June 22, 2004. The total amount paid for the acquisition of the Group 3 Concessions was US$95,400.

By agreement dated June 20, 2003, entered into between Francisca Giron Duarte, the widow and beneficiary of the Estate of Ismael Quezada Campos, the recorded owner of the Group 4 Concessions, and Minera Monterde, Minera Monterde acquired a 100% interest in the Group 4 Concessions by completing the payments on the concessions.

By agreement dated September 8, 2003 Minera Monterde acquired title to the El Coronel Concessions, subject to making semi-annual payments until August 14, 2006. Kimber made the final payment on July 31, 2006. The total amount paid for the acquisition of the El Coronel Concessions was US$1,000,000.

On November 17, 2009 Minera Monterde entered into an agreement with Javier Orpinel Guerra to acquire the San Francisco mining concession for a total acquisition price of US$75,000. US$15,000 was paid upon execution of the agreement and the balance of US$60,000 to complete the acquisition was paid on January 15, 2010.

Monterde Property Payments

All taxes on the concessions making up the Monterde Property have been paid and are current. All of the payments due in respect of the purchase of the Monterde Property had been paid and no future purchase payments are payable.

Monterde Property Description and Location

The Monterde Property is located in the Sierra Madre mountains of southwestern Chihuahua State. It is located at approximate geographic coordinate’s 27°35.5' North latitude, 108° 05' West longitude, in Guazapares Municipality, approximately 260 road kilometres southwest of Chihuahua, Mexico.

Refer to Figure 1 and Figure 4 for the location and directions to the Monterde Property in Mexico and Figure 2 and Figure 3 for the location of individual concessions.

Figure 1

MONTERDE PROJECT LOCATION MAP
September 2013

Phoenix
United States
Tucson
El Paso
Mexico
Sonora
Chihuahua
Gulf of California
Hermosillo
Chihuahua
16
MONTERDE
SETAGO
Santa Rosalia
Loreto
Durango
La Paz
Durango
Mazatlán
Cabo Falso
0
200km

Figure 2

LAND STATUS –CONCESSIONS
September 2013

3,059,000 N
13a
14
13d
25
7
Ejido OCOVIACHI
Ejido MONTERDE
15
5a
23
24
5c
5d
5b
9
13c
16
17
22
4
3
1
2
784,000 E
791,000 E
21
12b
8
12a
6
11
10
20
18
19
13a
Carmen Resource area
Veta Minitas
Resource area
9
Carotare Resource area
3,052,000 N

KEY:

STAKED MINERAL CONSESSIONS

- 7 - DAKOTA
- 8 - STRATUS
- 9 - RUBIA
- 10 - RUBIA FRACTION-1
- 11 - RUBIA FRACTION-2
- 12a - LOS ABUELOS FRAC OESTE
- 12b - LOS ABUELOS FRAC ESTE
- 13a -c - RUBIA 2,3&4
- 13d - RUBIA 2 FRACCION 2
- 13e-g RUBIA 5 FRACCION 1,2&3

EL CORONEL MINERAL CONSESSION

- 14 - LA MALINCHE
- 15 - LA FLOR DE ORO
- 16 - MONTANA DE ORO
- 17 - LA BONANZA
- 18 - VENADITO II
- 19 - BOLA DE ORO
- 20 - SAN CRISTOBAL
- 21 - MERLIN
- 22 - EL CARMEN
- 23 - LA VERDE
- 24 - LA MORENA

MONTERDE MINERAL CONSESSION

- 1 - LOS HILOS
- 2 - MONTE VERDE
- 3 - EL CARMEN
- 4 - EL CARMEN II
- 5a-d - A. DE GUAZAPARES
- 6 - AMPLIACION GUADALUPE

SAN FRANCISCO MINERAL CONSESSION

- 25 - SAN FRANCISCO

Modified from Ritchborn and Richards, 2003

Kimber Resources Inc.

MONTERDE PROJECT

LAND STATUS - CORE CONCESSIONS

Figure 2

September 2013

Figure 3

MONTERDE PROJECT CLAIM HOLDINGS
September 2013

3,000,000 N
Carmen
RUBIA 2
RUBIA 3
Mineral Deposit
Original holdings
Groups 1-4 & ElCoronel Concessions
Owned by Minera Montoro, S. de R.L. de C.V.
0
5
10
Kilometers

Figure 4

ACCESS TO THE MONTERDE PROPERTY
September 2013

Monterde Surface Rights Agreements

By an Ocupación Temporal dated July 13, 2003, as amended from time to time, between Minera Monterde and the Ejido Monterde, the right to use and occupy land under the control of the Ejido Monterde for exploration and mining purposes was granted to Minera Monterde for a term of 30 years, subject to the payment of annual rent commencing 30 days following the commencement of commercial production. The rent is to be determined by the Commission for the Appraisal of National Property under the National Property Act of Mexico (“INDAABIN”). The areas to be used for exploration and mining presently cover a total of 11,007 hectares of land.

By an Ocupación Temporal dated May 7, 2006 between Minera Monterde and the Ejido Ocobiachi the right to use and occupy land under the control of the Ejido Ocobiachi for exploration and mining purposes was granted to Minera Monterde for a term of 30 years, subject to the payment of annual rent commencing 30 days following the commencement of commercial production. The rent is to be determined by INDAABIN. Prior to that Minera Monterde has the obligation to provide community services to the Ejido for the improvement of the community infrastructure and the betterment of the community as a whole in an amount of not less than US$40,000 per year. The areas to be used for exploration and mining presently cover a total of 2,184 hectares of land.

The foregoing Ocupaciones Temporales have been accepted and registered in the Registro Agrario Nacional, the government land registry.

Permits

The department responsible for environmental protection in Mexico is SEMARNAT which has broad authority to shut down and/or levy fines against facilities that do not comply with environmental regulations or standards.

Prior to mining, regulations require that an environmental impact statement, known in Mexico as a Manifiesto de Impacto Ambiental (“MIA”), be prepared by a third-party contractor for submittal to SEMARNAT. Studies required to support the MIA include environmental, socio-economic and archaeological baseline studies, impact assessments and risk assessment. The baseline studies have been completed on the Carmen, Las Minitas and the Carotare deposits. Impact assessments and risk assessment have not yet been carried out. Although the regulatory process in Mexico does not have a public review component, proof of local community support for a project is required to gain final MIA approval.

We are currently operating with Cambio de Uso del Suelo (change in use of land) permits, granted by SEMARNAT which allow us to undertake exploration activities in specified locations. Cambio de Uso permits are valid for three years and are renewable. A new SEMARNAT regulation which became effective in 2011, requires the submission of an Informe Preventivo (preventive report) in addition to the Cambio de Uso Suelo. The Informe Preventivo is a brief report which includes a summary of the proposed work, the equipment to be used, estimated emissions, disturbance size and potential contaminants (hydrocarbons, etc.) and proposed mitigation measures. Kimber has applied for an updated Cambio de Uso Suelo permit. The status of this updated permit is pending.

A number of other approvals, licenses and permits are required for various aspects of a mine development. The most significant permits for the development of the Monterde Property, other than MIA approval, are water rights concessions, or permits to extract water, issued by the National Water Commission, and a permit for consumption, use and storage of explosives, or blasting permit, issued by the Mexican National Defence Secretariat.

As of the date of this Annual Report, we have not applied for an explosives permit required for full-scale blasting operations from the Mexican National Defence Secretariat. Once our operations require the permit, we will construct a powder magazine based on projected need or usage and we will apply for the permit.

As of the date of this Annual Report, we have not obtained a water rights concession from the National Water Commission, the regulatory body of the Government of Mexico that issues permits for water extraction.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Access to the Monterde project is via paved and gravel roads, approximately 260 km from Chihuahua City, Chihuahua State, Mexico. Travel from Chihuahua City is via state Route 16 to La Junta, turn south at La Junta to San Pedro, south from San Pedro to Creel. From Creel, take the paved Divisadero Highway to San Rafael. Through the town of San Rafael, population 1,200, travel 11 km on a paved road to the Temoris Junction. At the junction, turn right or northwest; continue on this gravel road for approximately 20 km to an old wooden sign, turn left at the sign off the main road and then travel the remaining 6 km to the site. Refer to Figure 4 for road access directions to the Monterde Property from San Rafael.

There is excellent road access within the property, particularly in the area of defined mineral resources and projected extensions.

The Chihuahua el Pacífico Railway, completed in 1962 and linking Los Mochis on the Pacific coast with Chihuahua, passes through San Rafael 35 km from the project.

Creel, with a population of approximately 3,200, is the closest town having a full service infrastructure base. Creel is approximately a two and one half-hour drive east-northeast from the Monterde Property via San Rafael.

The region is one of deeply incised plateaus with elevations ranging from 2,000 metres to over 2,400 metres. Topography is locally steep, with a relatively high density of canyons and watercourses. Numerous annual streams traverse the area. Despite the locally steep topography, the property is reasonably accessible by local property roads and is amenable for year round exploration and development.

The climate is marked by dry, cold winters and a distinct rainy season. During the winter, the Monterde Property receives snow to depths of up to one metre on occasion. Most of the snow falls from December to mid-February. Temperature during the winter is variable, daytime highs range from 0 to 20 degrees Celsius, and night and morning lows range from -20 degrees to 5 degrees Celsius. Temperatures during the summer, or rainy season, are moderate and range from 10 to 20 degrees Celsius.

The rainy season typically begins in May or June and continues until late September to October. In most years roads remain passable and exploration can be done throughout the rainy season. The amount of rainfall received and the frequency of storms are dependent on the severity of the hurricane season in the eastern Pacific Ocean. The storms and thunderstorms that mark the rainy season are usually remnants of Pacific hurricanes that have moved inland, east into the Sierra Madre Occidental. Spring and fall are generally cool and mild.

In September 2006 we engaged an earth sciences engineering firm to advise on water surface management and erosion mitigation. Measures implemented included re-sloping and decommissioning drill pads and exploration roads; installing gabion barriers, culverts, berms, cross-drains, fords, french drains, silt fences, and jute matting. Non-invasive, indigenous saplings (2,750) were planted and hay, grass seeds, and manure were spread over cleared areas. In 2009 Kimber constructed numerous gabions and erosion control structures at the suggestion of our environmental consultant in accordance with SEMARNAT regulations.

Numerous streams are present and water supply is not expected to be a problem. Provision may have to be made for some water storage. There is good local infrastructure centred in Creel, the local centre for supply. Abundant labour is available locally from Creel and the surrounding small towns and villages. The region has a history of mining and the people are familiar with it. A high tension power line has been extended to the Temoris junction and onward to the Palmarejo mine. A low tension power line energized in September 2001 has recently been extended to the village of Monterde passing within 50 meters of the Monterde Camp.

History and Previous Work

Historic reports, copies of which have been obtained by us, indicate production of gold and silver ores from the Monterde Property was underway during the period 1937 to 1944. The reports indicate that the production was from two underground mines located on adjacent shears and total ore production was 68,000 tonnes grading 19.29 g/t gold and 311.5 g/t silver at a cut-off grade of 15.0 g/t gold. The historic records indicate all of the ore produced was oxide and mining depths were greater than 250 metres vertical.

The early reports state that the ore was processed in a 25 ton per day mill and gold and silver were extracted through cyanidation. Based on the production records of tonnes mined and ounces of gold and silver sold, the gold recovery is estimated at 85% to 90% and silver recovery at 65% to 70%.

The records indicate that the mine shut down in June 1944. Minor production of 1,810 tons was credited from July 1944 to October 16, 1944. Historic data states that the mine shut down due to a variety of factors including the World War II period unavailability of equipment and supplies, but not because of a lack of ore.

Modern exploration on any part of the Monterde Property began in 1994 when it was optioned by Pandora Industries Inc. (“Pandora”) of Vancouver, British Columbia. Pandora then formed a joint venture with Mill City Gold Mining Corp. of Vancouver, British Columbia and commenced surface exploration. The program results were encouraging and prompted the project geologist, Harold Jones, P.Eng. to recommend a drill program targeted at the historic underground mine. However, the joint venture was dissolved prior to drilling.

Golden Treasure Explorations Inc. optioned the Monterde Concessions in June 1998, and initiated an exploration program consisting of mapping and rock chip sampling. The results were positive and drilling was recommended. The first ever drilling of the Monterde Concessions commenced in early December 1998. Approximately 760 metres in eight drill holes (MTR-01 through MTR-08) were completed shortly after. Assay results were favourable, but in late summer 1999, Golden Treasure failed to make the required option payments under the option agreements with the vendors and relinquished control of the Monterde Concessions.

In the fall of 1999 Kimber began negotiations with the owners of the Monterde Concessions. Option agreements between Minera Monterde and the owners were signed in February 2000, each of which options has been fully exercised by Kimber as described above.

Regional Geology

The Sierra Madre Occidental mountain range is a region of northwest trending volcanic-intrusive centres and scattered calderas approximately 1,250 kilometres long and 250 kilometres wide, Tertiary to Late Cretaceous in age. The geology is notable for the great thickness of pyroclastics ranging in size from dust to boulder tuffs on an andesite basal unit, all on a basement of Jurassic marine sediments. The Sierra Madre Occidental mountain range is recognized as having a high density of precious and base metal deposits genetically and spatially related to the volcanic-intrusive centres and associated faults. On the west the Sierra Madre is bounded by the Sonora Basin and Range Province and on the east by the central Mexican carbonate platform.

Three crudely defined stratigraphic units comprise the lithologic sequences. The Jurassic marine sediments are overlain by an Upper Cretaceous to Lower Tertiary sub-aerial and submarine volcanic assemblage termed the Lower Volcanic Sequence (LVS), approximately 1,000 m thick. The LVS is unconformably overlain by a thick series of latitic tuffs, the Upper Volcanic Sequence (UVS). These units are Tertiary, possibly Oligocene in age.

Property Geology

The Monterde Mining District, emplaced in a volcanic complex, is classified as a low sulphidation, epithermal gold-silver deposit based on the mapped alteration assemblages.

The mineralization is hosted by Neogene volcanic sequences belonging to the Upper Volcanic Sequence of the large Sierra Madre Occidental volcanic province, considered one of the largest silicic provinces on earth. The host lithologies range from slightly welded intermediate tuffaceous rocks to welded intermediate tuffaceous rocks. Comagmatic intrusive rocks are present and are variably altered.

The volcanic complex is localized at the intersection of two regional scale structural trends, one striking northwest with a right lateral sense of movement, and the other striking northeast with a left lateral sense of movement. At the deposit scale, the controls on gold-silver mineralization reflect the regional right lateral strike slip shear system and the associated antithetic shears, synthetic shears and normal faults.

Alteration styles mapped include early stage propylitic, silicic, phyllic, argillic, quartz vein stock work, and iron oxides. Gold and silver mineralization is hosted in all of the stated alteration styles, the exception being, no gold-silver mineralization has been encountered in the propylitic alteration style. The mapped alteration assemblages and quartz vein morphology suggests that the Carmen deposit is located in the upper levels of the hydrothermal system.

Data collected to date demonstrates low values for arsenic and antimony.

The Carmen deposit is oxidized to at least three hundred metres vertical depth. Figure 5 presents the generalized geologic map of the Monterde District. Figure 6 is a geological cross section through the Carmen deposit and adjacent area and Figure 7 shows the stratigraphic column.

Figure 5

GENERALIZED GEOLOGIC MAP OF THE DISTRICT OF MONTERDE
September 2013

Pandora
Carotare
El Orito Norte
El Orito
Veta Minitas
Dome Fault
Los Hilos
Cocos
Gob
Carmen
Dome 2
Dome3
3056000
3055000
786000
787000
788000
Structure
CARMEN STRATIGRAPHIC COLUMN
Kimber Resources Inc.
MONTERDE PROJECT
MONTERDE DISTRICT - GEOLOGY AND MINERALIZATION
FIGURE 5
September 2013

Structure

The controls on mineralization of the Carmen Deposit reflect the regional structural setting of the Sierra Madre Occidental mountain range. The Sierra Madre Occidental is comprised of numerous caldera complexes, composite volcanic centres and vast ignimbrite fields. The eruptive centres of these volcanic and intrusive features were generally emplaced at areas of dilation on regional northwest trending structural zones, or at intersections of the northwest features and associated northeast trending structural zones.

The Monterde District is located at a structural intersection. Examination of the Landsat imagery on Monterde shows two distinct lineament trends, northwest and northeast. These features have been mapped at 1:5000 scale. At this scale the two structural trends are well marked by outcrop mapping, prospect pits and underground workings. The Landsat image is too large to be included in this report. It is retained in the Kimber Vancouver office.

Primary structural control of the Carmen Deposit is a northwest striking, southeast dipping shear zone with both right lateral movement and normal displacement. Recent reinterpretation of the surface geological mapping has indicated the Carmen tectonic setting is within a graben or pull-apart basin located between two ring fracture zones associated with resurgent caldera forming volcanic activity. Splays branching off the main shear are evident and are related to the extension of the graben, possibly during resurgent doming of the caldera system hosting the deposit.

The intersection of north striking normal faults with the shear features contributes to the localization of the gold-silver mineralization. Gold-silver mineralization is present on all of the noted structures.

Several parallel northwest trending structures that form the Carmen Deposit include, from southwest to northeast, the primary Carmen shear or structure, Los Hilos, and Cob. The Los Hilos vein system comprises a series of thin quartz veinlets oriented NW - SE and dipping near vertical. The Los Hilos vein system is less continuous than Carmen and can be traced for more than 300 metres. Los Hilos is characterized by a 2 metre wide silicified zone bordered on both sides by argillic alteration. Veinlets of sericite, clay minerals and green quartz parallel the main silicified zone and diminish away from the main zone.

Further to the east occurs the Cob fault which is defined by well-developed fault planes associated with strong oxidation and argillization that can be traced for more than 300 metres.

Two additional precious metal bearing structures were intercepted in drill holes during the 2011-2012 exploration program, the Cocos and Carmen East veins, which will be a focus of follow-up drilling.

As a generalization, the mineralized structures parallel to the Carmen trend approximately 290 - 295 °and dip steeply northerly from 69 to 85°, and the splays trend 342 to 348°, dipping steeply to the east. These shears are well documented by surface and underground mapping, and contain several parallel vein structures containing gold-silver mineralization.

The Veta Minitas deposit, located 250 metres southwest of Carmen Deposit, features structural control dominated by a northwest striking, right lateral shear zone. This northwest-striking shear is interpreted to be a parallel structure related to the major northwest structural trend. Mineralization appears to be related to northwest trending structures or faults that intersect a northeast striking shear.

The Carotare zone of mineralization, located 2 km west of Carmen Deposit, is controlled by a westerly to north-westerly trending shear zone.

Figure 6

GEOLOGIC CROSS-SECTION THROUGH THE CARMEN DEPOSIT AND ADJACENT AREA

Figure 7

CARMEN STRATIGRAPHIC COLUMN

Alteration & Mineralization

The mapped alteration styles of the Monterde area characterize it as a low sulfidation system consisting of an early lead-zinc base metal mineralizing event overprinted by a gold-silver mineralizing event. The early base metal event is marked by spatially limited occurrences of white to clear, massive ‘bull quartz’ with low gold and silver assays. A regional propylitic alteration event is associated with this early base metal mineralization. The early alteration is cross cut by a spatially extensive, gold-silver bearing argillic and banded chalcedonic quartz vein stock work alteration assemblage.

The areas of alteration define zones of potential economic gold-silver mineralization including, the Carmen Deposit, the Veta Minitas deposit, and the Carotare deposit.

Gold mineralization is associated with argillic alteration in both drill holes and surface sampling, and with goethite-hematite stained siliceous breccias. The goethite and hematite amounts range from sparse to pervasive. Limonite is present in the hematite-goethite iron oxide regime, but where limonite is the most abundant iron oxide, gold and silver values are low.

In the deeper, unoxidized portions of the deposit intersected in the 2008 and 2011 drill programs, precious metals are associated with coarse-grained sphalerite, galena and fine-grained pyrite. Gold is typically not associated with massive (i.e. unbrecciated) silicification.

Visible gold is seen in drill core and has been observed in polished sections in 1 to 5 micron sized particles as noted in Northcote (2002), and as electrum McLeod (2003). Silver has been seen as 30-40 micron rounded masses within the volcanic matrix, and as silver sulphosalts in micron sized inclusions in coarser sulphides, (pyrite, chalcopyrite, sphalerite) usually associated with silica encapsulation. There is no known placer gold associated with the Monterde District.

Deposit Type

Based on the host lithologies and mapped alteration assemblages, the Monterde Property deposits are classified as a low sulphidation, volcanic hosted, structurally controlled epithermal gold-silver deposit. The presence of hypogene argillic alteration and banded quartz veins with a chalcedonic, waxy lustre, underlain by phyllic alteration, suggests that the Monterde Property is high in the hydrothermal regime. Compared to other deposits hosted in similar geologic settings, the down dip extent of the Carmen deposit could be greater than 500 m.

Exploration and Development – Monterde Property

During the time that we have held the Monterde Property and particularly in the last ten years considerable work has been carried out and in particular on the three principal areas of the Monterde Property detailed below, being Carmen, Veta Minitas and Carotare. We have conducted, among other geologic and engineering procedures, surface sampling, mapping, and exploratory drill programs. The surface sampling and mapping show geologic formations that would indicate the presence of gold and silver mineralization. Our exploratory drilling programs have provided good results for gold and silver mineralization in potentially large areas.

Trenching

During 2002, approximately 465 metres of trench were cut in six trenches of the exploration targets, Las Minitas and El Orito areas of the concessions. In 2003, a further 1,545 metres in 17 trenches were cut in the Las Minitas area and two new alteration zones, the Veta Minitas and De Nada zones, which were located in 2003 (See Figure 5). The trenches were mapped and sampled by our crews. Sampling was done by continuous chip sampling on lines marked on outcrop face with samples 1 to 3 metres long. Approximately 7 kg of chips were taken over each sample interval. Assaying of the chip samples was dealt with under the same assay protocol as the RC chips, except that no sample duplicates or standards were included.

In July, 2010 Kimber Resources initiated a program of trenching and sampling over the major structures which host the known resources at the Monterde project. Approximately 1108 metres of trench were cut in 74 trenches. This work was supervised by Marius Maré, Vice President Exploration with Kimber. The aim of the program was to in-fill near-surface areas on the block model and to convert inferred blocks to measured and indicated blocks within the area of the proposed open pit. Areas outside the proposed pit were excavated and sampled to increase resources as well as provide information to guide future exploration.

Following the discovery in the 2011-12 drilling program of the Cocos and Carmen East mineralized structures northeast of the main Carmen deposit, a program of surface mapping, trenching and diamond saw channel sampling was carried out on the Carmen East structure surface expression. The mapping was in conjunction with a project wide re-mapping program intiated in early 2012 to better define the upper contact of the Lower Andesite unit and to refine the contact between Txtl and WLT welded tuff units. Fifteen back hoe trenches and road cut exposures yeilded 134 diamond saw channel samples cut in 2012 on the Carmen East structure. Trace element geochemistry shows a strong relationship between the hematitic breccia outcrop with arsenic and antimony. Gold and silver were anomalous over the Cocos area.

Underground Sampling Program

Between November of 2012 and April of 2013, the Company completed underground rehabilatation and diamond saw channel sampling of the historic mine workings of the Hilos 0 and 1 Levels,the Carmen 1 and part of the Carmen 3 Level. A total of 608 samples were taken and analyzed for gold, silver and trace elements. Sampling was done across the back of the tunnels or the wall of the cross cuts, with sample widths defined by the mineralization. The sampling has provided valuable information on the continuity of the precious metal mineralization, the grade distribution across the shear zones and has illustrated the multiple pulses of mineralization, with separate gold and gold-silver episodes,

Drilling

A total of 147,555 metres of reverse circulation drilling in 686 drill holes and 80,154 metres of core drilling in 283 drill holes has been completed from 1998 through to August 31, 2013 on the Monterde Property. See Table 2 below and Figures 8 and 9, drill plans for the significant mineral zones.

Table 2
Summary of Drilling on the Monterde Property
(To September 20, 2012)

Location	RC Drilling		Core Drilling
	Metres	Number of Holes	Metres	Number of Holes
Carmen	110,845	508	63,875	210
Carmen geotechnical			1,818	15
Condemnation	2,527	13
Carotare	14,441	68	3,768	17
Veta Minitas	14,731	58	7,322	26
El Tapado			497	2
Arimo			1,615	9
Cerro la Mina			1,006	3
El Orito	2,533	16	253	1
Piezometer wells	1,206	14
La Verde	984	6
Structure 04/09	288	2
Total	147,555	686	80,154	283

1	Drilling formerly described at De Nada is now included in the Carmen.
2	A total of 14 piezometer wells were drilled, however 2 piezometer wells were assayed and their total depth and count are included in the Carmen RC Drilling totals.
3

A total of 55 holes were drilled using a combination of Core and RC drilling during 2011-2012.The numbers of holes is included in the Core column in the above table, and the number of metres is included in the respective Core and RC column.

4	Drilling at Veta Norte is included in the Veta Minitas totals

The location of the total drill holes on the Carmen and Veta Minitas deposits is illustrated on Figure 8 and the location of the total drill holes on the Carotare deposit are illustrated on Figure 9.

Drill collars were surveyed with differential Global Positioning System (DGPS). Up to 2003, down-hole deviation surveys were completed by a contractor or Company personnel on all holes deeper than 66m, which remained open after the drill pipe had been removed utilizing a magnetic survey tool. In some cases, holes collapsed before the deviation survey could be done. In 2004, a gyroscopic survey tool was acquired and holes were surveyed through the drill pipe. In the 2008 drilling program, the drill contractor used a REFLEX instrument to survey the holes. During the 2011-2012 drilling program, reverse circulation holes were surveyed with a gyroscopic survey tool and the diamond drill holes were surveyed with a REFLEX instrument.

The bulk of RC drill holes on the Carmen deposit have been drilled generally on a 225o azimuth to cut the generally 315o trend of the Carmen and associated structures. A second series of RC holes, the Dome Fault series are oriented on azimuth 160o to test mineralized bodies on the various Dome Fault and parallel structures.

The reverse circulation drilling on the Carmen deposit since the 2005 mineral resource estimate was directed at infill drilling on previously defined zones to approximately 25 m spacing, and extension of the drilling pattern to the south to test the southern limits of the deposit. Reverse circulation drilling was also utilized as “pre-collar” drill holes for diamond core drill holes drilled to reach deeper vein targets at Monterde. The holes were started with reverse circulation equipment to a pre-determined depth, where the holes were cased and a core rig brought in to sample the zone of interest. This is primarily done to reduce the cost of drilling through the upper, generally barren or less important section of overlying rock units.

In addition to the mineral sampling, 14 vertical RC holes numbered WEX-1 to 14 were drilled for groundwater monitoring, to locate sources of water for a community well and for hydrogeological purposes. Four of these wells have piezometers installed for ongoing monitoring. Two of the WEX series (5 and 8) intercepted interesting mineralization and were assayed. As the resource outline has extended out to, and past, their location they are now included in the resource estimate, and the exploration hole count as provided in Table 6.1 above.

A total of 13 condemnation drill holes (WDR 1-13) totaling 2,455 m were drilled in 2011-12 in areas proposed for potential waste dump, tailings impoundment and support facilities. None of these holes will be utilized for the new resource estimate as they are outside of the area of mineralization. No significant mineralization was located in this drilling.

Prior to 2008 the drill samples were collected on 2 metre intervals and assayed by ALS in North Vancouver, British Columbia following sample preparation at their laboratory in Hermosillo, Mexico. Starting with the 2008 drill program the core was sampled according to geology, mineralization and alteration in widths of anywhere between 35 cm and 1.5 m. The samples were assayed by ALS in their North Vancouver Laboratory following sample preparation in the Zacatecas or Chihuahua preparation laboratories.

A series of duplicates, blanks and reference samples served for quality control up to 2008. The collection of sample duplicates for core samples was suspended for the 2008 and 2011-2012 core drilling programs. Duplicate samples were collected during the trenching program in 2010 and the RC drilling program in 2011 - 2012.

All field operations were under the direction of A.D. Hitchborn, B.Sc., Vice-President, Development until June 18, 2006. From June 18, 2006 to October 30, 2007 field operations were under the direction of Robert V. Longe, B.A., M.Sc., P.Eng., the Company’s then President and CEO. From November 25, 2007 to April 10, 2012 field operations were under the direction of P. H. (Marius) Maré, M.Sc., P.Geo., Vice President, Exploration. From April 10, 2012 to July 31, 2012 field operations were under the direction of James Currie, Chief Operating Officer. Since August 1, 2012 field operations have been under the direction of David Hembree, Certified Professional Geologist and Vice President, Exploration.

For the period of November 25, 2007 to April 10, 2012, P. H. (Marius) Maré, M.Sc., P.Geo., Vice President of Exploration was responsible for Quality Control and was the designated Qualified Person for the Monterde project. From the period of April 11, 2012 to July 31, 2012, James (Jim) Currie, P.Eng., Chief Operating Officer was responsible for Quality Control and was the designated Qualified Person for the Monterde project. Since August 1, 2012, David Hembree, Certified Professional Geologist and Vice President, Exploration has been responsible for Quality Control and is the designated Qualified Person for the Monterde project.

Figure 8

LOCATION OF DRILL HOLES ON THE CARMEN DEPOSIT

Figure 9

DRILL HOLE ON CROSS-SECTION MAP, CAROTARE DEPOSIT

Mineral Resource Estimates

Non-Reserves

This section refers to Mineral Resource estimates which use the terms “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”.

While the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are recognized and required by NI 43-101, the SEC does not recognize them. Investors are cautioned that, except for that portion of mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence and as to whether they can be economically or legally mined.

It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, investors are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded into mineral reserves. See “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” above.

Monterde Property – Carmen

During the fiscal year ended June 30, 2013 the principal focus on the Carmen deposit has been to upgrade and expand mineral resources as well as explore for new mineralization in areas adjacent to the defined resource area. In addition to the mineral resource upgrade and expansion program Kimber has also undertaken a number of development related activities which will assist in the future completion of more advanced engineering and environmental studies. These include a program of drilling and trench sampling undertaken to provide samples for metallurgical testing; an expanded environmental monitoring and testing program; geotechnical drilling and analysis; site hydrogeological and hydrology studies; processing related tests and studies; and other studies.

A NI 43-101 Technical Report entitled “Updated Mineral Resource Estimate for the Carmen Deposit, Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” was filed on SEDAR at www.sedar.com on December 13, 2012 and updated on EDGAR at www.sec.gov/edgar.shtml on December 16, 2012. The following Qualified Persons were responsible for the preparation of this report:

  Mr. Gary Giroux P.Eng., Senior Consultant of Giroux Consultants, British Columbia, Canada

  Mr. Richard Gowans, P.Eng., President and Metallurgical Engineer of Micon International, Ontario, Canada

  Mr. Christopher Jacobs, CEng, MIMMM of Micon International, Ontario, Canada

  Mr. Garth Kirkham, P.Geo., Principal Consultant of Kirkham Geosystems Ltd., British Columbia, Canada

  Mr. Jeremy Haile, P.Eng., President and Civil Engineer of Knight Piésold Ltd, British Columbia, Canada

Tables 3A and 3B summarize the total mineral resources and high grade mineral resources for the Carmen deposit from the NI 43-101 Technical Report entitled “Updated Mineral Resource Estimate for the Carmen Deposit Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” filed on SEDAR on December 13, 2012, 2011 and filed a notice on EDGAR on December 16, 2012. In addition from the October 2012 technical report Table 3A-D shows the mineral resources within the open pit Table 4A&B details the high grade mineral resources outside the open pit.

Table 3A
Updated Open Pit Measured Mineral Resource for the Carmen Deposit at Various Cut-off Grades
(within the April 2011 Conceptual Open Pit)

Cut-off Grade	Tonnes	Grade		Contained Metal
(Recoverable	(000s)	Gold	Silver	Gold	Silver	Recoverable AuEq[1]
AuEq[1] g/t)		(g/t)	(g/t)	(oz)	(oz)	(g/t)
0.10	17,400	0.30	39.60	170,000	22,150,000	0.62
0.20	9,970	0.47	56.26	151,000	18,030,000	0.97
0.30	6,460	0.64	73.73	133,000	15,310,000	1.37
0.40	5,120	0.75	85.20	124,000	14,020,000	1.64
0.50	4,290	0.86	94.39	118,000	13,020,000	1.87
0.60	3,640	0.96	103.76	113,000	12,140,000	2.11
0.70	3,220	1.05	110.96	109,000	11,490,000	2.30
0.80	2,890	1.13	117.41	105,000	10,910,000	2.47
0.90	2,650	1.20	122.71	102,000	10,460,000	2.62
1.00	2,450	1.26	127.20	99,000	10,020,000	2.76

1 Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1420/oz gold and US$27/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 27/1420) Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

Table 3B
Updated Open Pit Indicated Mineral Resource for the Carmen Deposit at Various Cut-off Grades
(within the April 2011 Conceptual Open Pit)

Cut-off Grade	Tonnes	Grade		Contained Metal
(Recoverable	(000s)	Gold	Silver	Gold	Silver	Recoverable AuEq[1]
AuEq[1] g/t)		(g/t)	(g/t)	(oz)	(oz)	(g/t)
0.10	3,310	0.63	48.05	67,000	5,110,000	1.10
0.20	2,810	0.72	53.76	65,000	4,860,000	1.27
0.30	2,420	0.82	58.76	64,000	4,570,000	1.44
0.40	2,190	0.88	62.20	62,000	4,380,000	1.55
0.50	1,950	0.96	65.83	60,000	4,130,000	1.69
0.60	1,690	1.07	70.16	58,000	3,810,000	1.86
0.70	1,480	1.17	74.18	56,000	3,530,000	2.03
0.80	1,330	1.27	77.71	54,000	3,320,000	2.18
0.90	1,190	1.36	81.34	52,000	3,110,000	2.33
1.00	1,090	1.44	84.56	51,000	2,960,000	2.46

1 Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1420/oz gold and US$27/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 27/1420) Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

Table 3C
Updated Open Pit Measured + Indicated Mineral Resource for the Carmen Deposit at Various Cut-off Grades
(within the April 2011 Conceptual Open Pit)

Cut-off Grade	Tonnes	Grade		Contained Metal
(Recoverable	(000s)	Gold	Silver	Gold	Silver	Recoverable AuEq[1]
AuEq[1] g/t)		(g/t)	(g/t)	(oz)	(oz)	(g/t)
0.10	20,710	0.36	40.95	237,000	27,260,000	0.70
0.20	12,780	0.53	55.71	216,000	22,890,000	1.04
0.30	8,880	0.69	69.66	197,000	19,880,000	1.39
0.40	7,300	0.79	78.32	186,000	18,400,000	1.61
0.50	6,240	0.89	85.49	178,000	17,150,000	1.81
0.60	5,330	1.00	93.12	171,000	15,950,000	2.03
0.70	4,700	1.09	99.36	165,000	15,020,000	2.21
0.80	4,220	1.17	104.93	159,000	14,230,000	2.38
0.90	3,840	1.25	109.86	154,000	13,570,000	2.53
1.00	3,540	1.32	114.08	150,000	12,980,000	2.67

1 Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1420/oz gold and US$27/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 27/1420) Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

Table 3D
Updated Open Pit Inferred Mineral Resource for the Carmen Deposit at Various Cut-off Grades
(within the April 2011 Conceptual Open Pit)

Cut-off Grade	Tonnes	Grade		Contained Metal
(Recoverable	(000s)	Gold	Silver	Gold	Silver	Recoverable AuEq[1]
AuEq[1] g/t)		(g/t)	(g/t)	(oz)	(oz)	(g/t)
0.10	1,070	0.56	36.72	19,300	1,263,000	0.89
0.20	950	0.62	39.56	18,900	1,208,000	0.98
0.30	830	0.69	42.58	18,400	1,136,000	1.09
0.40	720	0.76	45.44	17,600	1,052,000	1.20
0.50	620	0.84	48.18	16,700	960,000	1.32
0.60	540	0.91	50.82	15,800	882,000	1.44
0.70	470	0.99	53.56	14,900	809,000	1.56
0.80	400	1.08	56.38	13,900	725,000	1.69
0.90	350	1.17	59.26	13,100	667,000	1.83
1.00	300	1.26	61.81	12,100	596,000	1.96

1 Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1420/oz gold and US$27/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 27/1420) Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

Mineral Resource Sensitivity – Amenable to Underground Area

The underground updated mineral resource estimates at various cut-off grades are shown below:

Table 4A
Updated Indicated Underground Mineral Resource for the Carmen Deposit at Various Cut-off Grades
(Outside the April 2011 Conceptual Open Pit)

Cut-off Grade	Tonnes	Grade		Contained Metal		Recoverable
(Recoverable	(000s)	Gold	Silver	Gold	Silver	AuEq[1]
AuEq[1] g/t)		(g/t)	(g/t)	(oz)	(oz)	(g/t)
1.50	3,580	4.00	87.29	460,000	10,050,000	4.84
2.00	3,190	4.32	90.63	443,000	9,300,000	5.22
2.50	2,780	4.69	93.87	420,000	8,390,000	5.65
3.00	2,370	5.13	97.52	391,000	7,430,000	6.16
3.50	2,030	5.55	101.54	362,000	6,630,000	6.65
4.00	1,720	6.00	104.14	332,000	5,760,000	7.17

1 Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1420/oz gold and US$27/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 27/1420) Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

Table 4B
Updated Inferred Underground Mineral Resource for the Carmen Deposit at Various Cut-off Grades
(Outside the April 2011 Conceptual Open Pit)

Cut-off Grade	Tonnes	Grade		Contained Metal		Recoverable
(Recoverable	(000s)	Gold	Silver	Gold	Silver	AuEq[1]
AuEq[1] g/t)		(g/t)	(g/t)	(oz)	(oz)	(g/t)
1.50	2,220	4.00	53.73	286,000	3,840,000	4.44
2.00	2,020	4.26	53.98	277,000	3,510,000	4.71

2.50	1,794	4.56	54.21	263,000	3,130,000	5.02
3.00	1,530	4.94	54.80	243,000	2,700,000	5.41
3.50	1,191	5.56	56.03	213,000	2,150,000	6.03
4.00	949	6.16	55.21	188,000	1,690,000	6.61

1 Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$1420/oz gold and US$27/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 27/1420) Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (ozs)” and “Silver (ozs)” all relate to contained metal and are before metallurgical recoveries are applied.

Monterde Property - Veta Minitas

Veta Minitas is located approximately 250 metres south-west of the Carmen gold-silver deposit. A revised model of the geology and mineralization at Veta Minitas was completed effective December 2009 and the revised Mineral Resource estimate was filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. As with the Carmen deposit, potentially higher grade resources amenable to underground mining were identified. The following Tables 5 A&B summarize the results of the resource report.

Table 5A
Base case Total Mineral Resource Estimate (Inclusive of High Grade) for the Veta Minitas Deposit
(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade)

		In Situ Gold	In Situ Silver	Contained	Contained
Classification	Tonnes	Grade	Grade	In Situ Gold	In Situ Silver
	(000s)	(g/t)	(g/t)	(oz)	(oz)
Indicated Resource	510	0.68	36.0	11,100	591,000
Inferred Resource	2,700	1.37	70.9	119,200	6,153,000

Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.

Table 5B
High Grade Mineral Resource Estimate for the Veta Minitas Deposit
(At a 2 g/t Recoverable Gold Equivalent Cut-off Grade)

		In Situ Gold	In Situ Silver	Contained	Contained
Classification	Tonnes	Grade	Grade	In Situ Gold	In Situ Silver
	(000s)	(g/t)	(g/t)	(oz)	(oz)
Indicated Resource	42	4.08	294.1	5,500	397,200
Inferred Resource	761	4.39	186.4	107,400	4,560,000

Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula:

AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.

Monterde Property – Carotare

The Carotare zone of mineralization is located 2 km west of the Carmen Deposit. In November 2005 we delivered a Mineral Resource estimate on the Carotare deposit based on the 28 reverse circulation holes drilled. The Carotare resource database has since been expanded by the addition of 17 core drill holes and 40 reverse circulation holes. A review of the model of the geology and mineralization at Carotare has been completed and was used, along with all drill data, in the preparation of a revised Mineral Resource estimate dated 15 March 2010. The NI 43-101 Technical Report entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” was filed on SEDAR at www.sedar.com on July 16, 2010 and on EDGAR at www.sec.gov/edgar.shtml on September 10, 2010). See ITEM 4. D. Property, Plants and Equipment – The Monterde Property – Preliminary Assessment. Subsequently an updated technical; report entitled “Updated Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” was filed on SEDAR on July 25, 2011 and on EDGAR on July 28, 2011. Again, as with the Carmen and the Veta Minitas deposits, resources amenable to underground mining were identified within the total resource. The following Tables 6A & B summarize the highlights of the report.

Table 6A
Base case Total Mineral Resource Estimate (Inclusive of High Grade) for the Carotare Deposit
(At a 0.3 g/t Recoverable Gold Equivalent Cut-off Grade)

		In Situ Gold	In Situ Silver	Contained	Contained In
Classification	Tonnes	Grade	Grade	In Situ Gold	Situ Silver
	(000s)	(g/t)	(g/t)	(oz)	(oz)
Indicated Resource	2,520	0.75	16.2	60,500	1,310,100
Inferred Resource	2,620	0.63	17.1	45,400	1,234,000

Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.

Table 6B
High Grade Mineral Resource Estimate for the Carotare Deposit
(At a 2 g/t Recoverable Gold Equivalent Cut-off Grade)

		In Situ Gold	In Situ Silver	Contained	Contained In
Classification	Tonnes	Grade	Grade	In Situ Gold	Situ Silver
	(000s)	(g/t)	(g/t)	(oz)	(oz)
Indicated Resource	220	3.07	58.6	21,700	414,700
Inferred Resource	210	2.91	45.7	19,600	308,300

Note 1: Gold Equivalent or “AuEq” g/t is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula: AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

Note 2: Columns with headings “Gold (g/t)”, “Silver (g/t)”, “Gold (oz)” and “Silver (oz)” all relate to contained metal and are before metallurgical recoveries are applied.

The mineral resource estimates for all three of the deposits are summarized in Table 7.

Table 7
Mineral Resource Estimates for the Carmen, Veta Minitas and Carótare Deposits
(Carmen Open Pit Cut-off Grade at 0.3 g/t AuEq1. Carmen Underground Area, Veta Minitas and Carótare at Cut-off Grade at 2 g/t AuEq1)

Classification	Location	Tonnes	In Situ Grade		Contained In Situ Metal		Recoverable
		(000s)	Gold	Silver	Gold	Silver	AuEq[1]
			(g/t)	(g/t)	(oz)	(oz)	(g/t)
Measured	Open pit Carmen	6,460	0.64	73.7	133,000	15,310,000	1.37
Indicated	Open pit Carmen	2,420	0.82	58.8	64,000	4,570,000	1.44
M+I	Open pit Carmen	8,880	0.69	69.7	197,000	19,880,000	1.39
Indicated	Underground area Carmen	3,190	4.32	90.6	443,000	9,300,000	5.22
Indicated	Veta Minitas	42	4.08	294.1	5,500	397,200	5.62
Indicated	Carótare	220	3.07	58.6	21,700	414,700	3.26
Total M+I		12,332	1.68	75.7	667,200	29,991,900	2.42
Inferred	Open pit	830	0.69	42.6	18,400	1,136,000	1.09
Inferred	Underground area Carmen	2,020	4.26	54.0	277,000	3,510,000	4.71
Inferred	Veta Minitas	761	4.39	186.4	107,400	6,153,000	5.29
Inferred	Carótare	210	2.91	45.7	19,600	308,300	2.99
Total Inferred		3,821	3.44	77.4	422,400	11,107,300	3.94
1.

For the updated estimate for the Carmen deposit, gold equivalent (AuEq) is based on assumed metal prices of US$1,420/oz gold and US$27/oz silver, and estimated gold and silver recoveries for each block using the following formula:
AuEq g/t = (Gold Grade * Recovery %) + ((Silver Grade * Recovery %) * 27/1420)

2.

For the Veta Minitas deposit, gold equivalent or “AuEq” is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula:
AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

3.

For the Carótare deposit, gold equivalent or “AuEq” is based on assumed metal prices of US$750/oz gold and US$12/oz silver and estimated gold and silver recoveries for each block, using the following formula:
AuEq g/t = (Gold Grade * Gold Recovery %) + ((Silver Grade * Silver Recovery %) * 12/750)

4.

Mineral resources which are not mineral reserves do not have demonstrated economic viability. The estimate of mineral resources may be materially affected by environmental, permitting, legal, title, taxation, sociopolitical, marketing, or other relevant issues.

5.

The quantity and grade of reported inferred resources in this estimation are conceptual in nature and there has been insufficient exploration to define these inferred resources as an indicated or measured mineral resource. And it is uncertain if further exploration will result in upgrading them to an indicated or measured mineral resource category.

The mineral resource estimate for the Carmen deposit presented in Table 8A is effective 23 October, 2012.

The mineral resource estimate for the Veta Minitas deposit is effective 1 December, 2009 (Giroux et al., 2009). The mineral resource estimate for the Carótare deposit is effective 15 March, 2010 (Giroux et al., 2010).

The mineral resource estimate presented in the preceding tables was prepared by Gary Giroux, P.Eng., MASc. Mr. Giroux is independent of Kimber as defined by Section 1.5 of NI 43-101.

Mineral Processing and Metallurgical Testing

Kimber has completed a number of metallurgical testwork investigations, commencing in 2002, on representative samples from the Carmen deposit. This work was completed by PRA Metallurgical Division Laboratories (PRA), which is part of Inspectorate America Corporation, located in Richmond,

B.C, and Kappes Cassiday and Associates (KCA) of Reno, Nevada. The metallurgical testwork was supervised by J. B. Richards, P.Eng.

The testwork programs undertaken by PRA comprised coarse cyanide leach bottle roll and column tests to ascertain heap leach potential as well as conventional bottle roll and agitation leach tests to investigate agitation cyanide leaching. Other tests undertaken by PRA included gravity separation, flotation and grindability investigations.

The testwork undertaken by KCA included standard bottle roll cyanide leach tests using drill core sample selected from the deep drilling program. These sample were representative of the underground mine mineral resources.

The initial bottle roll/agitation leach testwork that was undertaken between 2002 and 2004 was expanded in 2005 to provide metallurgical modelling data for the Carmen deposit. The results from the 2005 characterization study work and subsequent studies have been used by Kimber to model gold and silver recoveries and these recoveries have been applied to the block model as part of the resource estimation procedure. Richard Gowans, P.Eng., of Micon has reviewed the metallurgical models developed by Kimber.

Preliminary characterization leach tests have also been completed at PRA on samples gathered from the Veta Minitas and Carótare deposits.

Monterde – Carmen Historic Operations

The Carmen Monterde mine operated between 1937 and 1944. The metallurgical plant comprised two stage crushing, ball milling and a simple cyanide leaching facility. Historical operating records indicate that for the first six months of 1944 the metallurgical recoveries were 88.6% for gold and 65.6% for silver.

Column Leach Tests

In 2004, column leach testson minus ⅜-in and ¾-in crushed material were completed on samples selected from two trenches and four large diameter core holes. The column test gold recoveries were generally excellent (typically >90%) but the silver recoveries were relatively low, averaging only 12%.

In 2005, a series of bulk samples was selected by Kimber for an additional program of column and coarse bottle roll leach tests. The results from this program of tests confirmed the earlier findings that only low silver recoveries would be expected from a heap leach type operation.

Flotation, Gravity and Grinding Tests

A preliminary program of testwork was undertaken by PRA in 2003 to look at the potential of gravity separation and flotation for the recovery of gold and silver. A Bond ball mill index test was also included in the test program to provide a preliminary assessment of the hardness of the mineralization.

Gravity recoveries were reasonable with approximately 30% of the gold and silver reporting to a concentrate comprising 3% by weight of the feed. Typically, the gold recovery into flotation concentrate was between 40 to 80% with an upgrading ratio of about 20 to 30. Silver results were more variable, with typical recoveries achieved of between 5 and 60% and upgrade ratios of between 0 and over 50.

The Bond ball work index determined at a grind size of 80% passing 74 µ was 18.2 kWh/t.

2012 Bottle Roll Leach Tests

Standard bottle roll tests were completed by KCA using six composite samples made-up from drill core obtained from the 2011 deep drilling campaign. These samples were characteristic of the underground mineral resources and originated at depths of between 400 to 600 m below the surface. The gold grades and leach extractions for these samples ranged from 2.5 g/t and 97% to 14.2 g/t to 99%. The silver grades and extractions ranged from 5.1 g/t and 84% to 67 g/t and 95%.

These bottle test results on “potentially underground” mineralized samples compared well, in terms of gold extraction, with the average leach characterization model results discussed in the next section. The silver extractions tended to be higher than the average underground material recovery model.

Over 50 bottle roll tests were completed by KCA using 34 samples selected from surface trenches and drill core representing the open pit mineral resources. The average results from 30 of these tests, which used the standard grind size and leach test protocol, were compared to the characterization models for the respective clusters (see following section). This comparison showed a weighted average test gold leach extraction of 95.2% compared to 94.0% for the model and a weighted average silver extraction of 52.1% compared to 62.8% for the model. Micon notes that the average silver predicted recovery for the preliminary assessment open pit resources is approximately 55% which compares well with these bottle roll tests.

The average cyanide and lime consumption for the 30 standard tests were 2.1 kg/t NaCN and 1.0 kg/t lime.

These results from the recent bottle roll leach tests suggest that further work should be undertaken on updating the recovery models as additional information becomes available.

Leach Characterization Tests

The standard characterization test protocol comprises 72-h bottle roll cyanide leach tests with a 5 g/L cyanide solution strength using ground samples to a size of around 80% passing 100 µ. These types of tests were designed to be a metallurgical mapping tool to delineate zones of equal amenability to cyanidation. The samples selected for the characterization study were also submitted for detailed whole rock and multi element ICP analysis as well as for gold and silver analyses. Up to September, 2012, 364 characterization tests had been completed on samples of drill core.

The initial results from the 257 characterization tests completed up to early 2009 suggested that the gold recovery in the Carmen deposit was typically good with the only factor influencing recovery appearing to be a positive correlation with gold grade. However, silver recoveries were highly variable. In order to try and model the silver recovery the characterization study considered:

  The grade of gold and silver in each sample.

  The physical location of the sample.

  The mineralized structure in which the sample was located.

Analysis of the silver recovery data led to the identification of 10 clusters which were considered as key based on the estimated number of recoverable ounces affected by a cluster.

To validate the gold and silver recovery models and facilitate refinements, an additional 72 samples were selected in the summer of 2009 and tested for gold and silver recovery, using the standard characterization test procedure. These samples were selected mainly from the 10 key clusters with varying depth, grade, location along strike and structural characteristics. The recovery model projected results in line with those obtained from the previous set of tests, supporting the validity of the model.

During the first half of 2012, 35 drill hole samples were selected, primarily from the deeper areas of Carmen, and characterization test procedures were carried out at PRA in line with the procedures used for the previous 329 individual metallurgical recovery characterization tests. The gold and silver recovery were adjusted in some cases, with no significant change to the models overall.

Based on the 364 individual metallurgical recovery characterization tests conducted across the entire Carmen deposit, trends have been identified that allowed recovery to be related to location within the deposit (along strike and to depth) and to grade, for each of silver and gold. Under the supervision of Richard Gowans, P.Eng., Micon has approved the application of gold and silver metallurgical recovery models based on geographic and grade relationships defined in the recovery characterization tests noted above. These models take into account the improved geological understanding of the deposit derived from the review and reinterpretation of all available geological and drill data.

The gold and silver recovery models have been applied to the Carmen deposit block model mineral resource estimate. The following summarizes the modelled recoveries for gold and silver within the open pit and underground areas of the Carmen Deposit.

Open Pit

At a cut off of 0.3 g/t recoverable gold equivalent and in respect of the mineral resources contained within the open pit designed for the 2011 preliminary asssessemnt (Giroux et al., 2011):

  The average modelled gold recovery was 93.5% for measured and indicated mineral resources.

  The average modelled gold recoveries were 94.0% for inferred mineral resources.

  The average modelled silver recovery was 55.1% for measured and indicated mineral resources.

  The average modelled silver recovery was 55.0% for inferred mineral resources.

Underground

At a cut off of 2.0 g/t recoverable gold equivalent and in respect of potentially underground mining areas outside of the 2011 PEA open pit:

  The average modelled gold recovery was 95.9% for indicated mineral resources.

  The average modelled gold recoveries were 95.9% for inferred mineral resources.

  The average modelled silver recovery was 62.7% for indicated mineral resources.

  The average modelled silver recovery was 60.9% for inferred mineral resources.

Kimber continues to enhance the gold and silver recovery models as new information becomes available from new drilling and associated metallurgical characterization tests.

Monterde Property – Veta Minitas and Carotare

In 2009, Kimber selected 17 representative samples from Veta Minitas for standard leach characterization tests. The associated gold silver recovery model developed from the results of this study has been reviewed and approved by Richard Gowans, P.Eng.

At a cut-off of 3 g/t recoverable gold equivalent, average modelled gold recovery for Veta Minitas was 96% for indicated mineral resources and inferred mineral resources while the average modelled silver recovery was 37% for both indicated and inferred mineral resources.

Modelled gold recovery for the total Veta Minitas indicated resources at a 0.3 g/t recoverable gold equivalent cut-off grade was estimated to be 92% and 94% for inferred mineral resources. Modelled silver recovery averaged 35% for total indicated mineral resources and 37% for total inferred mineral resources at a 0.3 g/t recoverable gold equivalent cut-off grade.

There were 19 samples selected from Carotare for characterization studies. On detailed analysis, one sample was determined to be of atypical sulphide vein material and was removed from consideration. The associated gold-silver recovery model developed from the results of this study have been reviewed and approved by Richard Gowans, P.Eng.

At a recoverable gold equivalent cut-off grade of 3 g/t, the average modelled gold recovery for Carotare was 93% for indicated mineral resources and 92% for inferred mineral resources, while the average modelled silver recovery was 51% for both the indicated mineral resources and the inferred mineral resources.

Modelled gold recovery for total Carotare indicated resources at a 0.3 g/t recoverable gold equivalent cut-off grade was estimated to be 79% and for inferred mineral resources it was estimated to be 77%. Modelled silver recovery averaged 51% for total indicated mineral resources and total inferred mineral resources at a 0.3 g/t recoverable gold equivalent cut-off grade.

The final gold silver recovery models developed from the results of these studies for Veta Minitas and Carotare have been reviewed and approved by Richard Gowans P.Eng, President of Micon.

Preliminary Economic Assessment

Cautionary Note to All Investors Concerning Economic Assessments that Include Inferred Resources.

Mineral Resources that are not Mineral Reserves have no demonstrated economic viability. The Preliminary Economic Assessment on the Monterde Property is preliminary in nature and includes “Inferred Mineral Resources” that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as Mineral Reserves. There is no certainty that the preliminary assessment on the Monterde Property will ever be realized. There is also no certainty that these Inferred Mineral Resources will be converted to the measured and indicated categories through further drilling, or into Mineral Reserves, once economic considerations are applied.

Non-Reserves

Cautionary Note to U.S. Investors Concerning Estimates of Inferred Mineral Resources.
This section refers to Mineral Resource estimates which use the term “Inferred Mineral Resources”. We advise U.S. investors that while this term is recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize it. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. U.S. investors are cautioned not to assume that part or all of an Inferred Mineral Resource exists, or is economically mineable. See “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” above.

Cautionary Note to U.S. Investors Concerning Estimates of Measured and Indicated Mineral Resources. This section refers to Mineral Resource estimates which use the terms “Measured” and “Indicated Mineral Resources”. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Disclosure of “contained ounces” in a Mineral Resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC Industry Guide 7 standards as in place tonnage and grade without reference to unit measures.U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into Mineral Reserves. See “Cautionary Note to U.S. Investors Regarding Mineral Resource and Mineral Reserve Estimates” above.

A NI 43-101 Technical Report entitled “Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” was filed on SEDAR at www.sedar.com on September 8, 2010 and on EDGAR at www.sec.gov/edgar.shtml on September 10, 2010) (the “PEA”). That report was a preliminary assessment of the economic viability of the Monterde Property based on the Mineral Resource estimates referred to above. See ITEM 4. D. Property, Plants and Equipment – The Monterde Property – Mineral Resource Estimates.

Subsequently, an updated technical report entitled “Updated Preliminary Assessment of the Monterde Project, Guazapares Municipality, Chihuahua State, Mexico” was filed on SEDAR at www.sedar.com on July 25, 2011 and on EDGAR at www.sec.gov/edgar.shtml on July 28, 2011 (the “Updated PEA”). The following independent Qualified Persons were responsible for the preparation of the PEA and the Updated PEA:

  Mr. Richard Gowans, P.Eng., President and Metallurgical Engineer of Micon International, Ontario, Canada

  Mr. James Leader, P.Eng., Senior Mining Engineer of Micon International, British Columbia, Canada

  Mr. Christopher Jacobs, CEng, MIMMM of Micon International, Ontario, Canada

  Mr. Michael Godard, P.Eng., Senior Metallurgist for Micon International, British Columbia, Canada

  Mr. Garth Kirkham, P.Geo., Principal Consultant of Kirkham Geosystems Ltd., British Columbia, Canada

  Mr. Jeremy Haile, P.Eng., President and Civil Engineer of Knight Piésold Ltd, British Columbia, Canada

  Mr. Gary Giroux P.Eng., Senior Consultant of Giroux Consultants, British Columbia, Canada

It should be noted that the PEA was based on the then current mineral resource estimates for the Carmen and Veta Minitas deposits. The company has not updated the PEA to reflect the updated mineral resource estimate.

Micon prepared its assessment of the project on the basis of a discounted cash flow model, from which net present value (NPV), internal rate of return (IRR), payback and other measures of project viability can be determined. Assessments of NPV are generally accepted within the mining industry as representing the economic value of a project after allowing for the cost of capital invested.

All results are expressed in United States dollars ($). Cost estimates and other inputs to the cash flow model for the project have been prepared using constant 2010 money terms, i.e., without provision for inflation.

Micon’s base case evaluation assumes a constant gold price of $1,100/oz and a silver price of $19.00/oz over the life-of-mine, closely approximating the 3-year trailing average spot prices for the period ending June, 2011. As part of its sensitivity analysis, Micon tested a range of prices 30% above and below these base case values.

Table 9 summarizes the main technical assumptions for the project.

Table 9
Technical Assumptions for the Preliminary Economic Assessment

Item	Unit	Value
Resource mined – open pit	000 t	5,948
Waste rock mined – open pit	000 t	37,170
Stripping ratio – open pit		6.25
Resource mined – underground	000 t	5,725
Total ore mined and milled (LOM)	000 t	11,674
Ore grade to mill - gold	g/t Au	2.12
Ore grade to mill - silver	g/t Ag	91.98
Gold content	000 oz	796
Silver content	000 oz	34,520
Gold sales (payable)	000 oz	744
Silver sales (payable)	000 oz	20,168
Initial capital cost	$ 000’	100,098
Sustaining capital	$ 000’	19,214
Average taxation rate	%	28.00
LOM open pit mining operating cost (average)	$/t mined	2.00
LOM open pit mining operating cost (average)	$/t open pit milled	14.50
LOM underground mining operating cost (average)	$/t underground milled	40.07
LOM processing, refining & delivery cost (average)	$/t milled	13.88
LOM general & administration cost (average)	$/t milled	0.98
LOM total cash operating costs (average)	$/t milled	41.90
LOM silver by-product credits	$/t milled	(32.30)
LOM total cash operating costs (net of silver credits)	$/t milled	9.61

The economic evaluation contained in the preliminary assessment was preliminary in nature and used inferred mineral resources that were considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary assessment will be realized. The tonnage of inferred mineral resources used in the mine plan represented 32% of the total life-of-mine mineral resources.

The base case cash flow was evaluated at the selected 8%/y discount rate, as shown below, which also presents the results at discount rates of 5%/y and 10%/y.

Table 10
Base Case Cash Flow Evaluation

$ million	LOM Total	Discounted at	Discounted at	Discounted at	IRR
		5%/y	8%/y	10%/y	(%)
Net revenue	1,193.5	829.4	684.1	607.2

Mining costs	315.7	213.8	173.8	153.0
Processing costs	162.0	114.1	94.7	84.3
General & administrative costs	11.4	7.4	5.9	5.1
Total cash operating cost	489.1	335.3	274.4	242.3

Cash operating margin	704.4	494.1	409.7	364.8

Capital expenditure	119.3	116.9	114.7	113.2
Net cash flow (before tax)	585.1	377.3	295.0	251.7	47.9

Taxation	154.9	103.4	83.1	72.4
Net cash flow (after tax)	430.2	273.9	211.9	179.2	40.6

  The base case cash flow demonstrated that the project is able to provide a robust operating margin of 59% and generates an internal rate of return of 47.9% on a pre-tax basis and 40.6% after tax. At the selected discount rate of 8%, the NPVs of these cash flows are $295.0 million and $211.9 million, respectively.

Compliance with National Instrument 43-101

Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Mineral Resource estimates do not account for mineability, selectivity, mining loss and dilution. The economic assessment in the PEA is preliminary in nature and includes Inferred Mineral Resources. See “Cautionary Note to All Investors Concerning Economic Assessments that Include Inferred Resources” above.

Gold Equivalence of Silver

The gold equivalence of silver is useful for comparing assay intercepts on a particular property. It is calculated by taking into account the projected gold and silver prices as well as other factors. In a full analysis it would include all costs related to the production of each metal, including refining charges, freight and security etc.

Other Properties

Pericones Property

Pericones is located approximately 160 kilometres southwest of Mexico City in a belt that is well known for silver veins, some of which have been mined.

The Pericones Property consists of the following concessions:

Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)
La Guera	227817	6,321.38	08/09/2056
Ampliacion La Guera	230024	5,568.95	07/09/2057
	Total Area:	11,890.33

In July 2013 Kimber opted not to pay the concession taxes for Pericones due on July 31, 2013 with the intention of releasing the mineral concessions

Setago Property

Kimber does not consider the Setago Property to be a material property at this time.

The 100% owned Setago Property, which consists of 3 concessions totalling 10,069 hectares, lies approximately 24 kilometres to the west of Monterde.

Kimber’s geological team has carried out small work programs at Setago between during 2003, 2008 and2009 including mapping and rock sampling. Three main zones have been prospected at Setago including Setago Creek, Monterdito and Guachajure.

The Setago Property consists of the following concessions:

Concession	Title	Area in	Expiry Date
Name	Number	Hectares	(mo/day/year)
Setago	220684	3,000.00	09/29/2053
Ampliacion Setago	231198	2,952.95	01/25/2058
Ampliacion Setago 2	231199	4,115.72	01/25/2058
	Total Area	10,068.67

During the year ended June 30, 2010, the decision was made to discontinue exploration activities on the Setago property based on Kimber’s exploration priorities at Monterde. Capitalized expenditures at the Setago property in the amount of $124,363 were written off during the year ended June 30, 2010.

Technical Disclosure

We have prepared the technical information in this Annual Report (“Technical Information”) based on information contained in the technical reports and news releases (collectively the “Disclosure Documents”) available under our company profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Some of the information contained in this report has been updated for events occurring subsequent to the date of the technical report. Each Disclosure Document was prepared by or under the supervision of a Qualified Person. You are encouraged to review the full text of the Disclosure Documents which qualifies the Technical Information. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Disclosure Documents are each intended to be read as a whole and sections should not be read or relied upon out of context. The Technical Information is subject to the assumptions and qualifications contained in the Disclosure Documents.

The disclosure in this Annual Report of technical information has been prepared under the supervision of David Hembree, Certified Professional Geologist and Vice President Exploration of Kimber, a designated Qualified Person under NI 43-101.

Significant intersections from all the drill programs can be found in our news releases on our website at www.kimberresources.com and are filed on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Risk Factors

We are subject to a number of significant risks due to the nature of our business and the present stage of our business development. Readers should carefully consider the risks and uncertainties described below before deciding whether to invest in our Common Shares. Our failure to successfully address the risks and uncertainties described below could have a material adverse effect on our business, financial condition and/or results of operations, and the trading price of our Common Shares may decline and investors may lose all or part of their investment. Estimates of mineralized material are inherently forward-looking statements subject to error. Although Mineral Resource estimates require a high degree of assurance in the underlying data when the estimates are made, unforeseen events and uncontrollable factors can have significant adverse or positive impacts on the estimates. Actual results will inherently differ from estimates. The unforeseen events and uncontrollable factors include: geologic uncertainties including inherent sample variability, metal price fluctuations, variations in mining and processing parameters, and adverse changes in environmental or mining laws and regulations. The timing and effects of variances from estimated values cannot be accurately predicted.

The following risks should be considered:

Industry Risks

Mineral resource exploration and development is a high risk, speculative business.

Mineral resource exploration and development is a speculative business, characterized by a high number of failures. Substantial expenditures are required to discover new properties and to develop the infrastructure, mining and processing facilities at any site chosen for mining. Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or Mineral Reserves will in fact be realized by us or that any identified mineral deposit identified by us will ever qualify as a commercially mineable (or viable) ore body which can be economically and lawfully exploited.

Mineral exploration is subject to numerous industry operating hazards and risks, many of which are beyond our control and any one of which may have an adverse effect on our financial condition and operations.

The operations in which we have a direct or indirect interest are subject to all the hazards and risks normally incidental to resource companies. Fires, power outages, labour disruptions, flooding, explosions, cave-ins, landslides and the inability to obtain suitable or adequate machinery, equipment or labour are some of the industry operating risks involved in the operation of mines and the conduct of exploration programs. If any of these events were to occur, they could cause injury or loss of life, severe damage to or destruction of property. As a result, we could be the subject of a regulatory investigation, potentially leading to penalties and suspension of operations. In addition, we may have to make expensive repairs and could be subject to legal liability. The occurrence of any of these operating risks and hazards may have an adverse effect on our financial condition and operations, and correspondingly on the value and price of our Common Shares.

Metal prices have fluctuated widely in the past and are expected to continue to do so in the future which may adversely affect our ability to finance our exploration and development activities and may adversely affect the amount of revenues derived from any future production at our properties.

The commercial feasibility of our properties and our ability to arrange funding to conduct our planned exploration activities is dependent on, among other things, the price of gold and silver. Depending on the price to be received for any minerals produced, we may determine that it is impractical to commence or continue commercial production. A reduction in the price of gold or silver may prevent our properties from being economically mined or result in the write-off of assets whose value is impaired as a result of low precious metals prices.

Future revenues, if any, are expected to be in large part derived from the future mining and sale of gold and silver or interests related thereto. The prices of these commodities fluctuate and are affected by numerous factors beyond our control, including, among others:

  international economic and political conditions,

  expectations of inflation or deflation,

  international currency exchange rates,

  interest rates,

  global or regional consumptive patterns,

  speculative activities,

  levels of supply and demand,

  increased production due to new mine developments,

  decreased production due to mine closures,

  improved mining and production methods,

  availability and costs of metal substitutes,

  metal stock levels maintained by producers and others, and inventory carrying costs.

The effect of these factors on the price of precious and base metals cannot be accurately predicted. If the price of gold and silver decreases, the value of our assets would be materially and adversely effected, thereby materially and adversely impacting the value and price of our Common Shares.

Exploration activities are subject to geologic uncertainty and inherent variability.

There is inherent variability between duplicate samples taken adjacent to each other and between sampling points that cannot be reasonably eliminated. There may also be unknown geologic details that have not been identified or correctly appreciated at the current level of delineation. This results in uncertainties that cannot be reasonably eliminated from the estimation process. Some of the resulting variances can have a positive effect and others can have a negative effect on mining and processing operations.

The quantification of Mineral Resources is based on estimates and is subject to great uncertainty.

Calculations of amounts of mineralized material are estimates only. Actual recoveries of gold and silver from mineralized material may be lower than those indicated by test work. Any material change in the quantity of mineralization, grade or stripping ratio, or the gold and silver price may affect the economic viability of our mineral properties. In addition, there can be no assurance that gold and silver recoveries in small-scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production. Notwithstanding pilot plant tests for metallurgy and other factors there remains the possibility that the ore may not react in commercial production in the same manner as it did in testing. Mining and metallurgy are an inexact science and accordingly there always remains an element of risk that a mine may not prove to be commercially viable.

Until a deposit is actually mined and processed, the quantity of Mineral Reserves, Mineral Resources and grades must be considered as estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, metal prices. Any material change in quantity of Mineral Reserves, Mineral Resources, grade, percent extraction of those Mineral Reserves recoverable by underground mining techniques or stripping ratio for those Mineral Reserves recoverable by open pit mining techniques may affect the economic viability of a mining project.

The deterioration of global financial markets has had a profound impact on the global economy, in general and on the mining industry in particular.

Many industries, including the precious and base metal mining industry, are impacted by global market conditions. Some of the key impacts of the recent financial market turmoil include contraction in credit markets resulting in a widening of credit risk, devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets, and a lack of market liquidity. A continued or worsened slowdown in the financial markets or other economic conditions, including but not limited to, reduced consumer spending, increased unemployment rates, deteriorating business conditions, inflation, deflation, volatile fuel and energy costs, increased consumer debt levels, lack of available credit, changes in interest rates and tax rates may adversely affect our growth and profitability potential. Specifically:

  a repeat of a global credit/liquidity crisis could impact the cost and availability of financing and our overall liquidity;

  the volatility of gold and silver prices may impact our future revenues, profits and cash flow;

  volatile energy prices, commodity and consumables prices and currency exchange rates impact potential production costs; and

  the devaluation and volatility of global stock markets impacts the valuation of our equity securities, which may impact our ability to raise funds through the issuance of equity.

These factors could have a material adverse effect on our financial condition and results of operations.

Increased operating and capital costs may adversely affect the viability of existing and proposed mining projects.

Increases in the prices of labour and materials, to some extent caused by an increase in commodity prices, including the prices of the metals being mined by the industry, may lead to significantly increased capital and operating costs for mining projects. Increasing costs are a factor that must be built in to the economic model for any mining project. Significant increases in operating costs have had the effect of reducing profit margins for some mining projects. Accordingly increases in both operating and capital costs need to be factored into economic assessments of existing and proposed mining projects and may increase the financing requirements for such projects or render such projects uneconomic.

Company Risks

There may be substantial doubt regarding our ability to continue as a going concern.

Kimber’s consolidated financial statements for the year ended June 30, 2013 have been prepared on the basis that the Company is a going concern, which contemplates the realization of its assets and the settlement of its liabilities in the normal course of operations. Kimber has no sources of revenues and has operated at a loss since inception. As such, the ability of the Company to continue as a going concern is uncertain and is dependent upon obtaining financing necessary to meet its financial commitments and complete the development of its properties, and/or is dependent upon the Company realizing proceeds from the sale of one or more of its properties. The continuation of the Company as a going concern is dependent upon the continued financial support from its shareholders, the ability of the company to obtain necessary equity financing to continue operations, confirmation of the Company’s interests in the underlying properties, and the attainment of profitable operations.

We face substantial competition within the mining industry from other mineral companies with much greater financial and technical resources and may not be able to effectively compete which would have an adverse effect on our financial condition and operations.

The mineral resource industry is intensively competitive in all of its phases, and we compete with many companies possessing much greater financial and technical research resources. Competition is particularly intense with respect to the acquisition of desirable undeveloped gold and silver properties. The principal competitive factors in the acquisition of such undeveloped properties include having the staff and data necessary to identify, investigate and purchase such properties, and having the financial resources necessary to acquire and develop such properties. Competition could adversely affect our ability to acquire suitable prospects for exploration in the future.

Our exploration efforts may be unsuccessful.

Resource exploration and, if warranted, development is a speculative business, characterized by a number of significant risks, including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but also from finding mineral deposits, which, though present, are insufficient in volume and/or grade to return a profit from production.

There is no certainty that the expenditures that have been made and may be made in the future by us related to the exploration of our properties will result in discoveries of mineralized material in commercial quantities.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any particular level of recovery or Mineral Reserves will in fact be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Mineral Resource estimates are not indicative of actual gold and silver that can be mined.

If we are unable to develop acceptable overall gold and silver recovery levels, the Monterde Property may not be a viable project and we will have to continue to explore for a viable deposit or cease operations.

Recovery levels for gold and silver are based upon metallurgical testing of samples taken from drill samples. Numerous factors may affect the recoverability of gold and silver from any given rock and tests of such samples may not be representative of recoveries to be obtained from the entire deposit. Our overall metallurgical recoveries may not be adequate for the Monterde Property to be commercially viable.

We have a limited history as an exploration company and do not have any experience in putting a mining project into production.

We have been actively engaged in mineral exploration since 1999. We do not hold any Mineral Reserves and do not generate any revenues from production. Our success will depend largely upon our ability to locate and develop commercially viable Mineral Reserves, which may never happen. Further, putting a mining project into production requires substantial planning and expenditures and we do not have any experience in taking a mining project to production. As a result of these factors, it is difficult to evaluate our prospects, and our future success is more uncertain than if we had a longer or more proven history.

We have operated at a loss since inception, expect to continue to incur losses and may never achieve profitability, which in turn may harm the future operating performance and may cause the market price of our Common Shares to decline.

We have incurred net losses every year since inception on March 31, 1995 and as of June 30, 2013 had an accumulated deficit of $74,485,533. We incurred a net loss of $47,892,658 including an impairment charge of $44,440,731 related to the Monterde Project recognized in the year ended June 30, 2013 and a net loss of $3,566,641 for the year ended June 30, 2012. We currently have no commercial production and have never recorded any revenues from mining operations. We expect to continue to incur losses, and will continue to do so until such time, if ever, as our properties commence commercial production and generate sufficient revenues to fund continuing operations.

The development of new exploration or, if warranted, mining operations will require the commitment of substantial resources for operating expenses and capital expenditures, which may increase in subsequent years as we add, as needed, consultants, personnel and equipment associated with advancing exploration, development and commercial production of our properties. The amounts and timing of expenditures will depend on the progress of ongoing exploration and development, the results of consultants’ analyses and recommendations, the rate at which operating losses are incurred, the execution of any joint venture or other agreements with others in the future, our acquisition of additional properties, and other factors, many of which are unknown today and may be beyond our control. We may never generate any revenues or achieve profitability. If we do not achieve profitability we will have to raise additional funds through future financings or shut down our operations.

Our title to our mineral properties and their validity may be disputed in the future by others claiming title to all or part of such properties.

Our properties consist of various mining concessions in Mexico. Under the Mexican law, the concessions may be subject to prior unregistered agreements or transfers, which may affect the validity of our ownership of such concessions. A claim by a third party asserting prior unregistered agreements or transfer on any of our mineral properties could have an adverse effect on the Company. Even if a claim is unsuccessful, it may potentially affect our current operations due to the high costs of defending against such claims and their impact on senior management's time.

Our properties are located in Mexico, which can lead to difficulty with changes in political conditions and regulations, currency exchange, obtaining financing, finding and hiring qualified people or obtaining all necessary services for our operations in Mexico.

All of our properties, including our Monterde Property, are located in Mexico. Mexico has in the past been subject to political instability, changes and uncertainties, which, if they were to arise again, could cause changes to existing governmental regulations affecting mineral exploration and mining activities. Our mineral exploration and mining activities in Mexico may be adversely affected in varying degrees by changing government regulations relating to the mining industry or shifts in political conditions that increase the costs related to our activities or maintaining our properties. In addition, recent increases in kidnapping and violent drug related criminal activity in Mexico, and in particular Mexican States bordering the United States, may adversely affect our ability to carry on business safely.

The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the Canadian dollar, United States dollar and Mexican peso. Fluctuations in foreign exchange rates for the United States dollar and Mexican peso versus the Canadian dollar could lead to increased costs reported in Canadian dollars or foreign exchange losses in respect to United States dollar or Mexican peso working capital balances held by us. There can be no assurance that foreign exchange fluctuations will not materially adversely affect our financial performance and results of operations.

It may be difficult for us to obtain necessary financing for our planned exploration or development activities because of their location in Mexico. Also, it may be difficult to find and hire qualified people in the mining industry who are situated in Mexico or to obtain all of the necessary services or expertise in

Mexico or to conduct operations on our projects at reasonable rates. If qualified people and services or expertise cannot be obtained in Mexico, we may need to seek and obtain those services from people located outside of Mexico which will require work permits and compliance with applicable laws and could result in delays and higher costs to us to conduct our operations in Mexico.

The occurrence of the various foregoing factors and uncertainties cannot be accurately predicted and could have an adverse effect on our operations or future profitability.

We originally contemplated an open pit mining operation on the Carmen deposit at the Monterde Property, however we are currently contemplating the possibility of a combined open pit and underground mining operation, the effect of which, if it were to proceed to production, would expose us to increased costs, potential time delays and risks to underground workers.

The change in concept from an open pit to a combined open pit and underground mining operation would, if we proceed on this basis, expose us to the inherent risks of underground mining including increased costs, time delays in developing underground operations and safety issues. The development of any mine plan and feasibility study must take these factors into consideration and may negatively impact the viability of the project. If the Carmen deposit is not a viable project as a combined open pit/underground mine we would have to continue to review the project for other viable alternatives to operations, explore for a viable deposit or cease operations.

We are subject to numerous government regulations which could cause delays in carrying out our operations, and increase costs related to our business.

Our mineral exploration and development activities are subject to various laws and regulations governing operations, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail exploration, development or production. Amendments to current laws and regulations governing operations, or more stringent implementation thereof could substantially increase the costs associated with our business or prevent us from exploring or developing our properties.

Amendments to current laws, regulations and permits governing operations and activities of mining and exploration companies, or more stringent implementation thereof, could have a material adverse impact on us and cause increases in exploration expenses, capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.

Our activities are subject to environmental laws that may increase our costs and restrict our operations.

All of our exploration activities are in Mexico and are subject to regulation by governmental agencies under various environmental laws. These laws address emissions into the air, discharges into water, management of waste, management of hazardous substances, protection of natural resources, antiquities and endangered species and reclamation of lands disturbed by mining operations. Environmental legislation in many countries is evolving and the trend has been towards stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and increasing responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations and future changes in these laws and regulations may require significant capital outlays and may cause material changes or delays in our operations and future activities. It is possible that future changes in these laws or regulations could have a significant adverse effect on the viability of the Monterde Property and the Carmen deposit or some other portion of our business, causing a re-evaluation of those activities.

We have not completed an environmental impact statement, nor have we received the necessary permits for water or explosives to conduct mining operations.

The department responsible for environmental protection in Mexico is SEMARNAT (Secretaria de Medio Ambiente y Recursos Naturales) and it has broad authority to shut down and/or levy fines against facilities that do not comply with applicable Mexican environmental regulations or standards.

Regulations require that an environmental impact statement, known in Mexico as a Manifiesto de Impacto Ambiental or “MIA”, be prepared by a third-party contractor for submittal to SEMARNAT. An MIA is required prior to mine construction. Studies required to support the MIA include a detailed analysis of the following areas: soil, water, vegetation, wildlife, cultural resources and socio-economic impacts. The regulatory process in Mexico does not have a public review component but proof of local community support for a project is required to gain final MIA approval. A risk analysis must also be prepared in conjunction with the MIA for approval by SEMARNAT. To date this risk analysis has not been prepared

A number of other approvals, licenses and permits are required for various aspects of a mine’s development. The most significant permits for the development of the Monterde Property, other than MIA approval, are water rights concessions, or permits to extract water, issued by the National Water Commission (Comisión Nacional del Agua), and a permit for consumption, use and storage of explosives, or blasting permit, issued by the Mexican National Defence Secretariat (Secretaría de la Defensa Nacional).

Failure to obtain the necessary permits would adversely affect progress of our operations and would delay or could prevent the commencement of commercial operations.

The Monterde Property is located in the Sierra Madre mountains of Mexico which have been subject to episodes of unusually high rainfall in past years resulting in washouts and erosion of soil. Increased rainfall may result in increased costs and delays in operations.

Seasonal rains are a factor that must be considered when carrying on operations in areas such as the Sierra Madre where excessive rain fall may hamper operations. Some other companies carrying on operations in areas of heavy seasonal rains have been severely impacted by the rainfall and on occasion have been required to cease operations. If our operations are severely impacted by the weather, then we may be required to carry out remedial work and/or cease operations until the seasonal rains come to an end.

We depend on key personnel for critical management decisions and industry contacts but do not maintain key person insurance.

We are dependent on a relatively small number of key personnel, the loss of any of whom could have an adverse effect on our operations.

Our success is dependent to a great degree on our ability to attract and retain highly qualified management personnel. The loss of such key personnel, through incapacity or otherwise, would require us to seek and retain other qualified personnel and could compromise the pace and success of our exploration activities. We do not maintain key person insurance in the event of a loss of any such key personnel.

We do not have a full staff of technical personnel and rely upon outside consultants to provide critical services.

We have a relatively small staff and depend upon our ability to hire consultants with the appropriate background and expertise as they are required to carry out specific tasks. Our inability to hire the appropriate consultants at the appropriate time could adversely impact our ability to advance our exploration activities.

Certain of our directors also serve as officers and/or directors of other mineral resource companies, which may give rise to conflicts.

Certain of our directors and officers are also directors, officers and/or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. See “Directors and Officers – Conflicts of Interest.”

Our business involves risks for which we may not be adequately insured, if we are insured at all. In the course of exploration, development and production of mineral properties, certain risks, and in particular, unexpected or unusual geological operating conditions including rock bursts, cave-ins, fires, flooding and earthquakes may occur. It is not always possible to fully insure against such risks. We do not currently have insurance against all such risks and may decide not to take out insurance against all such risks as a result of high premiums or other reasons. Should such liabilities arise, they could reduce or eliminate any future profitability and result in increasing costs and a decline in the value of our securities.

Our activities are potentially subject to environmental liabilities, which would have an adverse effect on our financial condition and operations.

We are not aware of any claims for damages related to any impact that our operations have had on the environment but we may become subject to such claims in the future. An environmental claim could adversely affect our business due to the high costs of defending against such claims and its impact on senior management's time.

A shortage of supplies and equipment could adversely affect our ability to operate our business.

We are dependent on various supplies and equipment to carry out our operations. The shortage of such supplies, equipment and parts could have a material adverse effect on our ability to carry out our operations and therefore have a material adverse effect on the cost of doing business.

Risks Related to Our Common Shares

We will need to raise additional capital through the sale of our securities, resulting in dilution to the existing shareholders, and if such funding is not available, our operations would be adversely effected.

We do not generate any revenues from production and do not have sufficient financial resources to undertake by ourselves all of our planned exploration programs. We have limited financial resources and have financed our operations primarily through the sale of our securities such as common shares. We will need to continue our reliance on the sale of our securities for future financing, resulting in potential dilution to existing shareholders.

Further exploration programs will depend on our ability to obtain additional financing which may not be available under favourable terms, if at all. If adequate financing is not available, we may not be able to commence development or continue with our exploration programs.

Future sales of our Common Shares into the public market by holders of our options and warrants may lower the market price, which may result in losses to our shareholders.

As of September 21, 2013, we had 84,697,876 Common Shares issued and outstanding. In addition, as of September 21, 2013, 3,379,015 Common Shares were issuable upon exercise of outstanding stock options, all of which may be exercised in the future resulting in dilution to our shareholders. Of these amounts, our senior officers and directors own, as a group 6,350,199 Common Shares (7.5%), and stock options to acquire an additional 2,709,015 Common Shares. As of September 21, 2013 we may issue stock options to purchase an additional 5,090,773 Common Shares, (6.0%) under our existing stock option plan. Most of these Common Shares, including the Common Shares to be issued upon exercise of the outstanding options, are freely tradable.

Our 2007 stock option plan (the “2007 Plan”) provides for the reservation of a rolling 10% of the issued and outstanding Common Shares from time to time for the issuance of stock options, provided that the number reserved for issue is reduced by the number of options outstanding pursuant to the 2002 Plan. As of September 21, 2013, an additional 5,090,773 Common Shares (6.1%) of the issued and outstanding Common Shares) can be reserved for issue under our 2007 Plan upon an additional listing application being made to and approved by the TSX.

Sales of substantial amounts of our Common Shares into the public market, by our officers or directors or pursuant to the exercise of options or warrants, or even the perception by the market that such sales may occur, may lower the market price of our Common Shares.

We have no history of paying dividends, do not expect to pay dividends in the immediate future and may never pay dividends.

Since incorporation, we have not paid any cash or other dividends on our Common Shares and do not expect to pay such dividends in the foreseeable future. Our intention is that all available funds will be invested primarily to finance our mineral exploration programs.

Risks for U.S. Holders

U.S. investors may not be able to enforce their civil liabilities against us or our directors and officers.

It may be difficult to bring and enforce suits against us, because we are incorporated and situated in the Province of British Columbia, Canada and do not have assets located in the United States. With the exception of four (4) directors who are residents of the United States, our officers and directors are residents of the Canadian provinces British Columbia and Ontario, and all or a substantial portion of their assets are located outside of the United States. As a result, it may be difficult for our U.S. shareholders to effect service of process on us or these persons within the United States or to enforce judgements obtained in the United States based on the civil liability provisions of the U.S. federal securities laws against us or our officers and most of our directors. In addition, our U.S. shareholders should not assume that the courts of Canada (i) would enforce judgments of U.S. courts obtained in actions against us, our officers or directors predicated upon the civil liability provisions of the U.S. federal securities laws or other laws of the United States, or (ii) would enforce, in original actions, liabilities against us, our officers or directors predicated upon the U.S. federal securities laws or other laws of the United States.

As a foreign private issuer, our shareholders may have less complete and timely data.

We are a “foreign private issuer” as defined in Rule 3b-4 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our equity securities are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3 of the Exchange Act.

Therefore, we are not required to file a Schedule 14A proxy statement in relation to the annual meeting of shareholders. The submission of proxy and annual meeting of shareholder information on Form 6-K may result in shareholders having less complete and timely information in connection with shareholder actions. The exemption from Section 16 rules regarding reports of beneficial ownership and purchases and sales of Common Shares by insiders and restrictions on insider trading in our securities may result in shareholders having less data and there being fewer restrictions on insiders’ activities in our securities.

We believe we were a Passive Foreign Investment Company during the fiscal year ended June 30, 2013 and may qualify as a Passive Foreign Investment Company in subsequent years, which could have negative consequences for U.S. investors.

Potential investors who are U.S. taxpayers should be aware that we believe that we were a Passive Foreign Investment Company (a “PFIC”) for our most recent taxable year and based on current business plans and financial projections, may qualify as a PFIC in subsequent years. If we are a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer generally will be required to treat any so-called “excess distribution” received on our Common Shares, or any gain realized upon a disposition of Common Shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a valid qualified electing fund (a “QEF”) election or a mark-to-market election with respect to our Common Shares. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of our net capital gain and ordinary earnings for any year in which we are a PFIC, whether or not we distribute any amounts to our shareholders. A QEF election will only be effective if we provide certain information to the U.S. holders. There can be no assurances we can, or will comply with these requirements. A U.S. taxpayer who makes the mark-to-market election generally must include as ordinary income each year the excess of the fair market value of the Common Shares over the taxpayer’s tax basis therein.

If we are (or have been) a PFIC and at any time we have a non-U.S. corporate subsidiary that is a PFIC, U.S. Holders generally would be deemed to own, and also would be subject to the PFIC rules with respect to, their indirect ownership interests in any such lower-tier PFIC. A mark-to-market election under the PFIC rules with respect to Kimber would not apply to a lower-tier PFIC, and a U.S. Holder would not be able to make such an election with respect to our indirect ownership interest in any lower-tier PFIC.

Differences in U.S. and Canadian reporting of Mineral Reserves and Mineral Resources

Our Mineral Reserve and Mineral Resource estimates are not directly comparable to those made in filings subject to SEC reporting and disclosure requirements, as we report Mineral Reserves and Mineral Resources in accordance with the Canadian requirements set forth in NI 43-101. NI 43-101 requires us to report Mineral Reserve and Mineral Resource estimates differently from the way such estimates are reported by U.S. issuers in reports and other materials filed with the SEC. Canadian reporting issuers like the Company are required to report Measured, Indicated and Inferred Mineral Resources, as defined in NI43-101, which are not permitted in disclosure filed with the SEC by United States issuers. In the United States, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Mineral Reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated Mineral Resources will ever be converted into Mineral Reserves.

Further, "Inferred Mineral Resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC permits issuers to report "resources" only as in-place tonnage and grade without reference to unit of metal measures.

Accordingly, information concerning descriptions of mineralization, Mineral Reserves and Mineral Resources contained in this Annual Information Form may not be comparable to information made public by United States companies subject to the reporting and disclosure requirements of the SEC.

See the “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Mineral Resource Estimates” above.

DIVIDENDS

We have not paid dividends in the past and we have no present intention of paying dividends on our Common Shares as we anticipate that all available funds will be invested to finance the growth of our business. Our directors will determine if and when dividends should be declared and paid in the future based upon our financial position at the relevant time. Our Common Shares are entitled to an equal share of any dividends declared and paid.

DESCRIPTION OF CAPITAL STRUCTURE

The Company is authorized to issue an unlimited number of common shares without par value (“Kimber Shares”). All of our authorized shares of Common Stock are of the same class and, once issued, rank equally as to dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding up, whether voluntary or involuntary, or any other distribution of our assets among its shareholders for the purpose of winding up its affairs after we have paid out our liabilities. The issued Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. The holders of Common Shares are entitled to one vote for each Common Share on all matters to be voted on by the shareholders.

Pursuant to section 61 of the Business Corporations Act (British Columbia) the rights attached to an issued class or series of shares must not be prejudiced or interfered with, unless the consent by a special separate resolution of the holders of the class or series of shares, as the case may be, is obtained. A special resolution requires a majority of 75% of the votes cast.

MARKET FOR SECURITIES

Our Common Shares trade on the TSX under symbol “KBR”. Our Common Shares have traded on the TSX since June 18, 2004.

On July 22, 2013 Kimber filed a Form 25 with the United States Securities and Exchange Commission to effect the voluntary delisting of the shares of Kimber’s common stock (the “Common Shares”) on the NYSE MKT LLC (the “NYSE MKT”). The common shares of Kimber ceased trading on NYSE MKT at the end of the day on August 1, 2013.

The following table sets forth the high and low closing prices in Canadian dollars of our Common Shares traded on the TSX. The information contained in the following table is taken from the yahoo website at http://ca.finance.yahoo.com/.

	High	Low	Close
	C$	C$	C$	Volume
July 2012	0.80	0.70	0.72	122,300
August 2012	0.74	0.69	0.70	442,000
September 2012	0.80	0.69	0.69	440,200
October 2012	0.70	0.58	0.60	474,500
November 2012	0.60	0.45	0.47	330,900
December 2012	0.47	0.34	0.36	523,700
January 2013	0.40	0.36	0.38	709,400
February 2013	0.37	0.25	0.26	371,400
March 2013	0.25	0.19	0.19	1,800,600
April 2013	0.25	0.15	0.18	1,016,700
May 2013	0.18	0.10	0.11	2,021,200
June 2013	0.12	0.09	0.09	541,000

The closing price of the Common Shares on the TSX was $0.095 per Common Share on September 24, 2013.

The following table sets forth the high and low closing prices in US dollars of our Common Shares traded on the NYSE MKT. The information contained in the following table is taken from the yahoo website at http://ca.finance.yahoo.com/.

	High	Low	Close
	US$	US$	US$	Volume
July 2012	0.77	0.68	0.70	918,000
August 2012	0.73	0.68	0.72	958,000
September 2012	0.83	0.69	0.70	2,578,400
October 2012	0.71	0.58	0.59	1,080,800
November 2012	0.60	0.46	0.48	1,224,600
December 2012	0.48	0.34	0.37	2,275,100
January 2013	0.40	0.37	0.38	1,785,800
February 2013	0.38	0.24	0.25	1,513,700
March 2013	0.25	0.18	0.19	4,252,600
April 2013	0.25	0.13	0.17	2,297,600
May 2013	0.18	0.10	0.12	2,876,600
June 2013	0.13	0.09	0.09	1,567,300

The closing price of the Common Shares on the NYSE was US$0.12 per Common Share on August 1, 2013 which was the last day of trading on the NYSE.

DIRECTORS AND OFFICERS

Directors and Officers

The following table indicates the name, province or state, and country of residence of each director and executive officer of the Company as at its most recent financial year end, their respective positions with the Company and principal occupations during the past five years, the dates on which each of them commenced serving as a director of the Company, and the number and percentages of common shares (being the Company’s only class of voting securities) owned directly or indirectly or over which control or direction is exercised by each of them as at the Company’s most recent financial year end.

Name and Residence of Director/Officer and Present Position with the Company	Date Commenced Being a Director	Principal Occupation
Leanne M. Baker California, United States Dr. Baker is an independent director of Kimber, a member and Chair of the Compensation Committee.	October 31, 2006	Executive, Director of several mining public companies including US Gold Corporation Agnico-Eagle Mines Ltd Reunion Gold Corporation Sutter Gold Mining Inc.
R. Dennis Bergen British Columbia, Canada	December 7, 2005	Mining Engineer

Name and Residence of Director/Officer and Present Position with the Company	Date Commenced Being a Director	Principal Occupation
Mr. Bergen is an independent director of Kimber, a member and Chairman of the Technical, Environmental and Safety Committee, and a member of the Audit Committee.
Gordon Cummings President, Chief Executive Officer and Director British Columbia, Canada	November 18, 2007	|Executive, Chartered Accountant
Lyn B. Davies Chief Financial Officer British Columbia, Canada	Not Applicable	Chartered Accountant
David R Hembree Vice President, Exploration Oregon, United States	Not Applicable	Geologist
James J. Puplava Director California, United States Mr. Puplava is an independent director of Kimber and a member of the Compensation Committee.	May 1, 2004	Broker and Money Manager, Executive

Keith M Barron
Director
Switzerland

Dr Barron is an independent director of Kimber, Chair of the Audit Committee, a member of the Compensation Committee, and a member of the Technical, Environmental and Safety Committee.	April 18, 2013	Executive, Director of several mining public companies including Aurania Resources Ltd. Firestone Ventures Inc. U3O8 Corp., Geologist.

The term of office of each of our directors expires at our next annual general meeting of shareholders, or until such earlier time as removed by our shareholders.

To the best of the Company’s knowledge based on information furnished by the directors and executive officers of the Company, as a group, the directors and officers of the Company exercised control and direction, directly or indirectly, over approximately 7.5% of the issued and outstanding common shares of the Company as at September 24, 2013.

Corporate Cease Trade Orders or Bankruptcies

No director or executive officer of the Company is or within the 10 years before the date of this AIF has been, a director or executive officer of any other issuer that, while such person was acting in that capacity:

(a)

was the subject of a cease trade or similar order or an order that denied such other issuer access to any exemptions under Canadian securities legislation for a period of more than 30 consecutive days;

(b)

was subject to an event that resulted, after the director or officer ceased to be a director or officer, in the Company being the subject of a cease trade order or similar order or an order that denied the relevant issuer access to any exemption order under Canadian securities legislation, for a period of more than 30 consecutive days.

No director, executive officer or shareholder holding a sufficient number of securities of the Company to affect materially the control of the Company is, or within the 10 years before the date of this AIF has been, a director or executive officer of any other issuer that, while such person was acting in that capacity within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Personal Bankruptcies

No director, executive officer or shareholder holding a sufficient number of the Company’s securities to affect materially the control of the Company has, within 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Penalties or Sanctions

No director, executive officer or shareholder holding a sufficient number of the Company’s securities to affect materially the control of the Company has been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or has entered into a settlement agreement with a Canadian securities regulatory authority, or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

The Company’s directors and officers may serve as directors or officers of other companies or have significant shareholdings in other resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms respecting the extent of such participation.

In the event that such conflict of interest arises at a meeting of the Company’s directors, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms.

From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for the participation in larger programs, permitting involvement in a greater number of programs and reducing financial exposure in respect of any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment.

In accordance with the laws of British Columbia, the directors of the Company are required to act honestly, in good faith and in the best interests of the Company. In determining whether or not the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time. The directors and officers of the Company are aware of the existence of laws governing the accountability of directors and officers for corporate opportunity and requiring disclosures by the directors of conflicts of interest and the Company will rely upon such laws in respect of any directors and officers’ conflicts of interest or in respect of any breaches of duty by any of its directors and officers.

All such conflicts will be disclosed by such directors or officers in accordance with applicable law, and they will govern themselves in respect thereof to the best of their ability in accordance with the obligations imposed upon them by law.

The directors and officers of the Company are not aware of any such conflicts of interests

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

We were not party to any legal proceedings or regulatory actions during our most recently completed financial year, nor to our knowledge are any such proceedings or actions pending or contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

The Company is not aware of any material interest, direct or indirect, of any director or officer of the Company, or any person or company that is a direct or indirect beneficial owner of, or who exercises control or direction over, more than ten percent of the Company’s common shares, or any affiliate of such persons or companies, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Company.

TRANSFER AGENTS AND REGISTRARS

The registrar and transfer agent for our common shares is Computershare Trust Company of Canada, at 510 Burrard Street, Vancouver, British Columbia, V6C 3A8.

MATERIAL CONTRACTS

Except for contracts entered into by the Company in the ordinary course of business or otherwise disclosed herein, the Company has no contracts which can reasonably be regarded as material.

  Primary Capital agreement dated January 25, 2013

  Loan agreement with Sprott Resource Lending effective July 18, 2012, the various pledges and other associated agreements and extension documents and subsequent waiver letters.

  The agreement between Minera Monterde and the Ejido Monterde dated July 13, 2003

  The agreement between Minera Monterde and the Ejido Ocobiachi dated May 7, 2006

  The support agreement entered into on September 25, 2013 between Kimber Resources and Invecture Group, S. A. de C. V.

INTERESTS OF EXPERTS

Deloitte LLP have confirmed that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia.

To the best of the Company’s knowledge, the other experts named in this document did not have any registered or beneficial interest, direct or indirect, in any securities or other property of the Company when the experts prepared their respective reports or afterwards, nor will they receive any such interest.

ADDITIONAL INFORMATION

Additional information relating to Kimber may be found on SEDAR at www.sedar.com.

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of your company’s securities and securities authorized for issuance under equity compensation plans, if applicable, is contained in your company’s information circular for its most recent annual meeting of securityholders that involved the election of directors.

Additional financial information is provided in your company’s financial statements and MD&A for its most recently completed financial year.

Appendix 1

AUDIT COMMITTEE CHARTER

Nov. 8, 2007

I.	MANDATE

The Audit Committee is elected by the Board of Directors to assist the Board in fulfilling its oversight responsibilities. It has the primary responsibility for the review of financial reports, and other financial information provided by the Company to any regulatory authority or to the public; the review of the Company’s system of internal controls for finance, accounting, legal compliance and ethics that management and the Board have established and generally the pursuit of quality and integrity in the financial reports of the Company. The Audit Committee’s primary purpose is to:

☐	Oversee the process of selecting and recommending for shareholder approval the appointment of an auditor;
☐	Oversee the conduct of the audit;
☐	Identify and monitor the management of the principal risks that could impact the financial reporting of the Company;
☐	Monitor the integrity of the Company’s financial reporting process and system of internal controls regarding financial reporting and accounting compliance;
☐	Require the independence of the Company’s auditor in accordance with applicable standards and monitor his performance;
•	Oversee and monitor the Company’s compliance with legal and regulatory requirements; and
☐	Provide an avenue of communication among the Company’s auditors, management and the Board of Directors.

The Audit Committee has the authority to conduct any investigation appropriate to fulfilling its responsibilities, and it has direct access to the Company’s auditors and anyone in the Company that it deems necessary. The Audit Committee has the authority to retain, at the Company’s expense, special legal, accounting or other consultants or experts it deems necessary in the performance of its duties.

II	COMPOSITION AND QUORUM

A.

The Audit Committee shall consist of a minimum of three directors, all of whom shall be independent, and shall be elected at the first meeting of the Board after any Annual General Meeting. Any member of the Audit Committee may be removed or replaced at any time by the Board and the Board may fill a vacancy in the Committee at any time.

B.	The Chair of the Audit Committee shall be elected by the Audit Committee from among their number.

C.	All of the members of the Audit Committee shall be financially literate and at least one of the members shall be financially sophisticated as defined in the rules of the American Stock Exchange.

D.	A quorum for the transaction of business at all meetings of the Audit Committee shall be a majority of members.

III.	DUTIES OF THE CHAIR OF THE AUDIT COMMITTEE

A.	Lead the Audit Committee in the performance of its duties and carrying out its responsibilities within the Terms of Reference established by the Board.

B.	Report to the Board of Directors on the outcome of the deliberations of the Audit Committee and periodically report to the Board of Directors on the activities of the Audit Committee.

C.

Meet regularly and as required with the Chief Financial Officer of the Company and other members of management to review material issues and to provide the Audit Committee and the Board, in a timely manner, all information necessary to permit the Board to fulfill its statutory and other obligations.

D.	Attend the Annual General Meeting and be prepared to and respond to any shareholder questions on the Committee’s activities.

IV.	TERMS OF REFERENCE

A.	The Audit Committee must recommend to the Board of Directors:

(a)	the auditor to be nominated for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company; and

(b)	the compensation of the auditor.

B.	The Audit Committee must determine the scope and terms of reference of the audit engagement and the process by which and the terms under which the auditor formally reports to the Company.

C.

The Audit Committee is directly responsible for overseeing the work of the Company’s auditor engaged for the purpose of preparing or issuing an auditor's report or performing other audit, review or attest services for the Company, including the resolution of disagreements between management and the Company’s auditor regarding financial reporting.

D.	The Audit Committee must pre-approve all non-audit services to be provided to the Company or any subsidiary of the Company by the Company’s auditor.

E.

The Audit Committee must determine that the audit fees charged by the auditor with respect to the audit are, in the opinion of the Audit Committee, appropriate in relation to the work required to support an audit opinion, without regard to fees that are paid, payable or might be paid to the auditor for other services.

F.	The Audit Committee must review the Company's financial statements, MD&A and annual and interim earnings press releases before the Company publicly discloses this information.

G.	The Audit Committee shall prepare annually a report to the shareholders describing the steps it has taken to determine that the auditor is independent of the Company, including:

(a)	the policies and procedures followed so that any contracts for non- audit services with the auditor do not compromise the auditor’s independence; and

(b)	the nature of any non-audit service contracts with the auditor and the amount of the related fees.

H.	The Audit Committee must be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, other than the public disclosure referred to in paragraph E above, and must periodically assess the adequacy of those procedures.

I.	The Audit Committee will review all post-audit or management letters containing the recommendations of the Company’s auditor and management’s response/follow-ups in respect of any identified weakness.

J.	The Audit Committee will have the right, for the purpose of performing its duties, to inspect all of the books and records of the Company and its affiliates and to discuss such accounts and records and any matters relating to the financial position or condition of the Company with the officers and auditors of the Company and its affiliates.

K.	The Audit Committee shall require the rotation of the audit partner every five years as required under Section 203 of the Sarbanes-Oxley Act of 2002 and require that the External Auditor provide a plan for the orderly transition of audit engagement team members.

L.	The Audit Committee must establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters;

(b)	confidential, anonymous submissions by employees of the Company of concerns regarding questionable accounting or auditing matters; and

(c)	dealing with the reporting, handling and taking of remedial action in respect to alleged illegal or unethical behaviour as provided in the Company’s Code of Conduct.

M.

The Audit Committee shall require the Company to appoint an independent Business Ethics Officer who shall have the responsibility for receiving complaints or concerns and the Audit Committee shall require the Business Ethics Officer to provide the Committee with quarterly reports on information received, action taken and the results of the action taken.

N.	The Audit Committee must establish and monitor compliance with the Company’s policies regarding:

(a)	the auditor’s provision of services beyond the scope of the Company’s audit; and

(b)	the Company’s hiring of partners, employees and former partners and employees of the present and former external auditor of the Company to fill senior officer positions of the Company.

O.

The Audit Committee shall oversee and monitor the Company’s systems of internal control procedures and policies and shall review with management, evaluate and approve the Company’s internal control policies on a regular basis.

P.

The Audit Committee will have such other duties, power and authorities, consistent with applicable corporate and securities laws, as the Board may, by resolution, delegate to the Audit Committee from time to time.

V.	REGULATIONS

The following regulations shall apply to the proceedings of the Audit Committee:

A.

The Audit Committee shall meet on such dates as the Chair of the Audit Committee determines, but not less than once per quarter. Notice of any meeting shall be given by letter, telecopier, email or other means of recorded electronic communication or by telephone not less than 24 hours before the time fixed for the meeting. Members may waive in writing notice of any meeting before or after the holding thereof.

B

The business of the Audit Committee shall be transacted either at meetings thereof or by conference telephone or other communications facilities that permit all persons participating in the meeting to hear each other, or by resolution in writing. All questions at a meeting shall be decided in accordance with the vote of a majority of those present and the Chair of the meeting shall not have a second or casting vote.

C.

A resolution in writing signed by all members of the Audit Committee entitled to vote on that resolution at a meeting of the Audit Committee shall be as valid as if it has been passed at a duly called and constituted meeting. Such resolutions in writing may be in one or more counterparts, all of which, when taken together, shall be deemed to constitute one resolution.

D.	The auditor of the Company shall, at the expense of the Company, be entitled to attend and be heard at any meeting of the Audit Committee.

E.	The Audit Committee shall meet with the auditor regularly at a frequency that is reasonable in the circumstances and when otherwise reasonably necessary,

without management present, to determine whether there are any disagreements between the auditor and management relating to the Company’s financial disclosure and, if so, whether those issues have been resolved to the auditor’s satisfaction.

F.	The auditor and senior management of the Company shall have the opportunity to meet separately with the Audit Committee.

G.

The minutes of the proceedings of the Audit Committee and any resolutions in writing shall be kept in a book provided for that purpose which shall always be open for inspection by any director of the Company.

H.

The Audit Committee shall have the authority to engage independent counsel and other advisors as it determines necessary to carry out its duties and to set and pay the compensation for any such advisors.

I.	Subject to the foregoing, the calling, holding and procedure at meetings of the Audit Committee shall be determined from time to time by the Audit Committee.